As filed with the Securities and Exchange Commission on March 27, 1998
                                                              File No. 333-46643

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933


                        INDUSTRIAL RUBBER PRODUCTS, INC.
                 (Name of small business issuer in its charter)

   MINNESOTA                             3532                     41-1550505
(State of Incorporation)    (Primary Standard Industrial      (IRS Employer I.D.
                            Classification I.D. Number)             Number)

                              3804 EAST 13TH AVENUE
                            HIBBING, MINNESOTA 55746
                                 (218) 263-8831
          (Address and telephone number of principal executive offices)
                                -----------------
                              3804 EAST 13TH AVENUE
                            HIBBING, MINNESOTA 55746
                                 (218) 263-8831
                    (Address of principal place of business)
                                -----------------
                           DANIEL O. BURKES, PRESIDENT
                        INDUSTRIAL RUBBER PRODUCTS, INC.
                              3804 EAST 13TH AVENUE
                            HIBBING, MINNESOTA 55746
                                 (218) 263-8831
            (Name, address and telephone number of agent for service)

                                   COPIES TO:
            John Nys, Esq.                           Melodie R. Rose, Esq.
 Johnson, Killen, Thibodeau & Seiler, P.A.         Fredrikson & Byron, P.A.
         811 Norwest Center                  900 Second Avenue South, Suite 1100
       Duluth, Minnesota 55802                   Minneapolis, Minnesota 55402
          (218) 722-6331                                (612) 347-7000
        Fax: (218) 722-3031                           Fax: (612) 347-7077


      APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO THE PUBLIC: From
        time to time after the Registration Statement becomes effective.
                                -----------------

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF     AMOUNT OF SHARES    OFFER PRICE PER   AGGREGATE OFFERING      AMOUNT OF
 SECURITIES TO BE REGISTERED   TO BE REGISTERED         SHARE               PRICE         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock ................     1,610,000            $ 5.00            $8,050,000            $2,375
==========================================================================================================



The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED, MARCH 27, 1998
PROSPECTUS



                                1,400,000 SHARES
                                 OF COMMON STOCK

                        INDUSTRIAL RUBBER PRODUCTS, INC.


All of the 1,400,000 shares of Common Stock (the "Shares") offered hereby (this "Offering") are being sold by Industrial Rubber Products, Inc. ("Industrial Rubber" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for the factors considered in determining the initial public offering price. The Company has applied for listing of its Common Stock on the Nasdaq SmallCap Market(TM) under the symbol "INRB."

                               -----------------

THE COMMON STOCK OFFERED BY THIS PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5 AND "DILUTION."

                                -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================
                         PRICE TO       UNDERWRITING     PROCEEDS TO
                          PUBLIC         DISCOUNT(1)      COMPANY(2)
--------------------------------------------------------------------
Per Share .........     $     5.00        $  .3750        $    4.625
--------------------------------------------------------------------
Total(3) ..........     $7,000,000        $525,000        $6,475,000
====================================================================


(1) The Company has agreed to pay R.J. Steichen & Company (the "Underwriter") a nonaccountable expense allowance in an amount equal to 2.0% of the gross proceeds of this Offering. The Company has also agreed to sell the Underwriter, for a nominal price, a five-year warrant to purchase up to 140,000 shares of the Common Stock, exercisable at 120% of the Price to Public (the "Underwriter's Warrant"). In addition, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $340,000 (including the Underwriter's nonaccountable expense allowance referenced in Note 1 above). See "Underwriting."

(3) Assumes no exercise of a 45-day option the Company has granted to the Underwriter to purchase up to 210,000 additional shares of Common Stock solely to cover overallotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $8,050,000, $603,750 and $7,446,250, respectively. See
    "Underwriting."



The Shares are being offered by the Underwriter subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriter and to certain other conditions. It is expected that delivery of the Shares will be made on or about ___, 1998 in Minneapolis, Minnesota.




                            [LOGO] R J STEICHEN & CO


                   The date of this Prospectus is ______, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[PHOTO]
Caption:  HOME OFFICE AND PRODUCTION PLANT
Hibbing, Minnesota

Narrative Description: Photograph shows the exterior of a 30,000 square foot single story office/factory building with attached space for high-bay overhead door. Signs on far end of building face identify building.



[PHOTO]
Caption:  STANDARD RUBBER PRODUCTS
Hibbing, Minnesota

Narrative Description: Outdoor photograph shows twelve pieces of steel pipe varying in size from approximately four feet in diameter to 18 inches in diameter. Three of the pieces are cyclones. All of the steel pipe pieces are painted orange, have been rubber-coated on the inside and have flanges attached. The rubber-coated inside surfaces are not featured and are partially obscured by the exterior surfaces.



[PHOTO]
Caption:  PRODUCTION FACILITY
Clearfield, Utah

Narrative Description: Photograph shows a tractor-trailer truck backing into the bay of a 60,000 square foot, white, two-story industrial building. The trailer of the truck is loaded with four pieces of raw steel pipe approximately four feet in diameter. The building features two bays, both open, and windows looking out onto the paved yard.



[PHOTO]
Caption:  STORAGE AND SETUP AREA
Clearfield, Utah

Narrative Description: Indoor photograph shows 13 pieces of steel pipe with attached flanges lying on the floor of an industrial storage space beneath large structural steel beams supporting the building roof. Behind the pieces of steel pipe are approximately 34 coils of rubber used to coat pipes and other materials.





CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, REFLECTS A STOCK SPLIT OF THE OUTSTANDING SHARES OF INDUSTRIAL RUBBER'S COMMON STOCK INTO 2,934,000 SHARES OF COMMON STOCK EFFECTIVE JANUARY 30, 1998. UNLESS OTHERWISE INDICATED, ALL INFORMATION HEREIN ASSUMES NO EXERCISE OF (I) THE UNDERWRITER'S OVERALLOTMENT OPTION FOR 210,000 SHARES OF COMMON STOCK, (II) THE UNDERWRITER'S WARRANT FOR 140,000 SHARES OF COMMON
STOCK AND (III) OUTSTANDING OPTIONS TO PURCHASE UP TO 113,600 SHARES OF COMMON STOCK.


                                  THE COMPANY

     Industrial Rubber is in the business of designing, producing and supplying protective materials, abrasion resistant products and equipment, erosion/corrosion protective linings and proprietary rubber products. The Company's first customers were the low grade iron ore (taconite) processing plants in Minnesota. It has expanded its operations to include sales to mineral processing plants throughout the U.S. and Canada, as well as the power, wood processing and other heavy industries in these geographical regions.

     The Company has three product lines. Its pipe lining and pipe products line consists of rubber lined pipe and other pipe parts fabricated primarily for the mineral processing industry. Its proprietary products are engineered replacement parts primarily for mineral processing facilities. Its standard rubber products are sold, along with related services, to the Company's customers in the various industry segments served by the Company.

     The Company's net sales in its first full year of operations in 1987 were $1,989,000. The Company's net sales in 1997 were $14,421,000. The Company estimates that in 1997 it provided over 50% of the North American market for rubber lined tailings pipe for the mineral processing industry.

     The Company seeks to leverage its strength in the pipe products field by expanding its business. Its expansion plans include opening additional satellite production locations strategically located to service customers, increasing its sales to existing customers by offering an expanded line of products including both steel and iron products as well as products integrating several material types, and expanding its sales, when appropriate, internationally.

     The Company seeks to provide both products and service for its customers by providing products designed and modified to meet the particular needs of each customer's applications. The Company believes that this emphasis on customer service has resulted in repeat business for the Company.


     The Company's growth to date has been financed with internally generated funds. In order to continue its expansion, it will use the proceeds of this Offering to acquire additional facilities and capabilities as well as to develop for its customers a closed-loop recycling system so that worn out products are recycled and remanufactured for the customer, addressing the concerns in the mineral processing and other industries about future landfill/disposal costs.

     The Company was incorporated as a Minnesota corporation on March 5, 1986, as Industrial Rubber Applicators, Inc., and on January 30, 1998, changed its name to Industrial Rubber Products, Inc. The Company's executive offices are located at 3804 E. 13th Avenue, Hibbing, MN 55746, and its telephone number is
(218) 263-8331.



                                  THE OFFERING

Common Stock Offered...........   1,400,000 shares

Common Stock to be outstanding
 after this Offering...........   4,334,000 shares

Use of Proceeds................   Acquisition of production and processing
                                  equipment or facilities, establishment of satellite production and distribution facilities, repayment of short-term bank loan, working capital and general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq SmallCap
 Market Symbol..................  INRB

                             SUMMARY FINANCIAL DATA

     The following table sets forth the summary financial data for the Company for the periods indicated. This information should be read in conjunction with the Financial Statements and related Notes appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary financial data as of and for the year ended December 31, 1995 have been derived from unaudited financial statements (not included in this Prospectus), which, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The summary financial data as of and for the years ended December 31, 1996 and 1997 have been derived from the Company's financial statements which have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their report included elsewhere herein.


                                                             YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                     1995            1996            1997
                                                 ------------   -------------   --------------
                                                  (UNAUDITED)
STATEMENTS OF INCOME DATA:
 Net sales ...................................    $3,646,316     $6,309,775     $ 14,421,359
 Gross profit ................................       944,634      1,533,141        4,473,489
 Operating expense ...........................       701,202      1,122,968        1,664,611
                                                  ----------     ----------     ------------
 Operating income ............................       243,432        410,173        2,808,878
                                                  ----------     ----------     ------------
 Net income ..................................    $  188,490     $  319,785     $  2,701,767
                                                  ==========     ==========     ============
PRO FORMA STATEMENTS OF INCOME DATA(1)
 Income before income taxes ..................                                  $  2,701,767
 Provision for income taxes ..................                                     1,038,000
                                                                                ------------
 Net income ..................................                                  $  1,663,767
                                                                                ============
 Basic earnings per share ....................                                  $       0.54
                                                                                ============
 Weighted average shares outstanding .........                                     3,087,600
                                                                                ============



                                                                DECEMBER 31,
                                                  -----------------------------------------
                                                     ACTUAL      PRO FORMA     AS ADJUSTED
                                                     1997         1997(2)       1997(2)(3)
                                                  -----------  -------------  -------------
BALANCE SHEET DATA:
 Current Assets ...............                   $3,308,711     $3,308,711     $ 8,643,711
 Total Assets .................                    4,949,584      4,949,584      10,284,584
 Current Liabilities ..........                    2,534,680      3,334,680       2,534,680
 Long-term Debt ...............                      171,095        171,095         171,095
 Stockholder's Equity .........                    2,243,809      1,443,809       7,578,809

-----------------

(1) The pro forma statements of income data reflect the effects on the historical 1997 statement of income as if the Company had not been treated as an S Corporation for income tax purposes. See "Dividend Policy and S Corporation Status" and Note 7 of Notes to Financial Statements. The weighted average number of shares outstanding have been adjusted to reflect a stock split. Pro forma weighted average shares outstanding also assumes the issuance of sufficient shares at $5.00 per share to provide net proceeds, after estimated aggregate offering expenses and underwriting discount, to repay $675,000 from the Offering proceeds of short-term bank debt incurred to make an S Corporation distribution to the existing shareholder. See Note 6 of Notes to Financial Statements.


(2) Reflects the amount of distributions payable after December 31, 1997 to the Company's existing stockholder for the income tax liability (estimated to approximate $800,000) resulting from the Company's earnings and status as an S Corporation through December 31, 1997. See "Dividend Policy and S Corporation Status," "Use of Proceeds," "Capitalization," and Note 7 of Notes to Financial Statements.

(3) Adjusted to reflect the sale of shares of Common Stock offered by the Company hereby at an assumed offering price of $5.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WHICH REFLECT INDUSTRIAL RUBBER'S PLANS, ESTIMATES AND BELIEFS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.


LIMITED PRODUCTION FACILITIES
     All of Industrial Rubber's production is performed at its facilities in Hibbing, Minnesota, and Clearfield, Utah. At the present time the estimated operating capacity of those facilities is sufficient to permit approximately $17,000,000 per year in sales. The Company's 1997 sales were $14,421,359. The Company cannot significantly expand its sales without acquiring additional equipment and facilities and hiring additional personnel. If facilities and equipment are not available or if there is a shortage of adequately trained personnel, Industrial Rubber's ability to maintain or grow its revenues may be adversely affected. If the Company's facilities are significantly damaged by fire or other casualty, production may be substantially interrupted and such casualty loss and business interruption would have a material adverse effect on the Company's operations and profitability. Industrial Rubber maintains business interruption insurance but there can be no assurance that such coverage will be sufficient to cover the Company's losses or that the Company will be able to regain its market share or customer base after resuming operations.


MANAGEMENT OF EXPANSION AND GROWTH
     Industrial Rubber is currently experiencing a period of growth that could place a significant strain on its management and other resources. The Company's ability to manage its growth will require it to continue to improve its operational, financial and management systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to identify, hire and retain key personnel and its results of operations could be materially and adversely affected.

     Industrial Rubber anticipates using a portion of the proceeds from this Offering to expand its production operations both geographically and by product line. These expansions will require a significant expenditure of time, effort and capital by the Company. These expansions will divert the Company's key employees from other management and sales tasks and will likely result in decreased sales and profitability while the expansion is taking place. The Company's operations may also be adversely affected as the Company integrates the new locations and product lines into its current manufacturing, distribution and sales operations and systems. There can be no assurance that Industrial Rubber will be able to successfully and profitably achieve such integration. Although the Company believes that the addition of locations and products will improve the Company's ability to supply its existing customers by providing more rapid response to customer orders, increase the volume of orders from existing customers by supplying more of their product needs and attract new customers, there can be no assurance that the Company will be able to generate sufficient additional revenue to offset the expenditures incurred in connection with the expansion. Failure to successfully integrate the satellite production and distribution locations and product lines or to offset these additional expenditures could have a material adverse effect on the Company's results of operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy for Continued Growth."


POSSIBLE ACQUISITIONS
     Although Industrial Rubber is exploring potential acquisitions, no acquisition targets have been identified, no acquisitions are currently being negotiated and no portion of the proceeds of the Offering has been allocated to specific acquisitions. The Company's expansion may include the acquisition of existing businesses, which will subject it to all of the risks inherent in acquiring existing businesses and attempting to integrate such businesses into the Company's existing operations, such as unknown liabilities and other unforeseen expenses, difficulties, complications and delays. The evaluation of potential acquisitions will divert management resources from the Company's regular operations and will likely result in a temporary reduction in sales and profitability while the acquisitions are being evaluated and made. No assurance can be given that the Company will consummate such future business opportunities, if any, or that such business opportunities, if consummated, will ultimately be advantageous for the Company.


DEPENDENCE ON ADDITIONAL CAPITAL
     Industrial Rubber's expansion plans will require substantial capital investment. The Company intends to pay for its expansion using cash, capital stock, notes and/or assumption of indebtedness. Most of the proceeds from this Offering will be required by the Company for, among other purposes, acquisitions, establishing new locations, integrating completed acquisitions, acquiring equipment and funding inventory, work in process and accounts receivable. If the cash generated internally and cash available from the Offering are not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available on terms satisfactory to the Company, if at all. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON LARGE CONTRACTS
     A substantial portion of Industrial Rubber's revenues are from large project contracts, typically contracts for rubber lined tailings pipe. In 1997 one customer accounted for $8,094,517 of net sales. The companies purchasing such products and services from the Company pursuant to large contracts vary from year to year. There is no assurance that the Company will be able to continue to obtain large contracts in the future. The failure to obtain such large contracts would result in a significant decrease in the Company's sales and income. All such large contracts have been pursuant to purchase orders rather than long-term purchase agreements. See "Business -- Products and Technology."


DEPENDENCE ON KEY PERSONNEL

     Industrial Rubber's success depends to a significant degree upon the continued contributions of its management, operations, sales/marketing and technical personnel, including Daniel O. Burkes, President, Chief Executive Officer and Treasurer, Christopher M. Liesmaki, Vice President -- Operations, and Richard M. Radovich, Vice President -- Engineering. The Company has an employment agreement only with Mr. Burkes. The Company maintains a key person life insurance policy of $1,000,000 on Mr. Burkes. The Company's employment agreement with Mr. Burkes stipulates that upon termination of employment, Mr. Burkes will be prohibited from participating in a competing venture for a period of two years. However, a state court may determine to not enforce or to only partially enforce this provision. It does not maintain key person life insurance policies on other management personnel. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled managerial, technical operations and sales/marketing personnel, who are generally in great demand. Failure to attract and retain key personnel could have a material adverse effect on the Company's results of operations. See "Management."



PATENTS AND OTHER PROPRIETARY RIGHTS
     Industrial Rubber has patented one of its products and is developing other products that it believes may be patentable. However, the Company can give no assurance that further patents will be issued; that present or future patents will be enforceable, will exclude competitors or provide competitive advantage, and will be valid if challenged; or that competitors will not be able to design around or develop similar products. The Company also seeks to maintain the confidentiality of its proprietary rubber formula and production processes which it believes are not patentable. However, the Company can give no assurance that its confidentiality agreements will be enforced or that competitors could not independently develop similar formulas or processes. See "Business -- Proprietary Rights."


PRODUCT LIABILITY AND WARRANTY CLAIMS
     Since Industrial Rubber's formation in 1986, the Company has never had a significant claim brought against it for product liability. While the Company has never incurred significant liability for such claims, any significant increase in claims could have an adverse impact on the Company. The Company believes that its product liability insurance is adequate and that it also has certain rights to indemnification from third parties. There can, however, be no assurance that claims exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage or that the Company would be successful in obtaining indemnification from such third parties. Although the Company from time to time provides written limited warranties to its customers, no significant warranty claims have been received. There can, however, be no assurance that significant warranty claims will not be received in the future.


COMPETITION
     The industry that Industrial Rubber is in is competitive. The Company faces competition from national and regional manufacturers and distributors. The national manufacturers and distributors provide proprietary design, large distribution networks, large scale manufacturing to reduce costs and sophisticated quality control programs. They may also have access to greater financial resources than the Company. While the regional manufacturers and distributors may lack these advantages, they do provide quick delivery and personalized service to customers allowing them to effectively compete. See "Business -- Competition."


GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS
     Industrial Rubber is subject to numerous federal, state and local laws and regulations that govern the discharge and disposal of wastes, workplace safety and other aspects of the Company's business. The Company's operations entail the risk of noncompliance with environmental and other government regulations. Environmental and other legislation and regulations have changed in recent years and the Company cannot predict what, if any, impact future changes may have on the Company's business. Further, environmental legislation has been enacted, and may in the future be enacted, that creates liability for past actions that were lawful at the time taken. As in the case with manufacturing companies in general, if damage to persons or the environment has been caused, or is in the future caused, by the Company's use of hazardous solvents or by hazardous substances located at the Company's facilities, the Company may be fined or held liable for the cost of remediating such damage. Imposition of such fines or the incurrence of such liability may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Governmental and Environmental Regulation."


BUSINESS CYCLES
     The demand for Industrial Rubber's products within any market segment that it serves is tied to the production levels of that market segment. For example, decreases in the price of copper will result in decreased copper mining activity and a decreased need for the Company's products. These business cycles could result in significant yearly fluctuations in financial results. See "Business -- Markets."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS
     Industrial Rubber may experience variability in its sales and net income on a quarterly basis as a result of many factors, including: changes in world commodity prices for processed minerals which affect its customers' usage of its products; labor stoppages at its customers' facilities; changes in its raw materials costs; and delays or accelerations of its customers' capital spending programs. If revenues do not meet expectations in any given quarter and the Company is unable to adjust spending in a timely manner, operating results may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

CONTROL BY MANAGEMENT
     Upon completion of this Offering, the Company's President will own approximately 67.7% of the issued and outstanding shares of Common Stock. As a result of such ownership, he will have the ability to elect or remove all members of the Board of Directors and thereby control the Company and will have the power to approve actions requiring shareholder approval. Such a level of ownership can delay, defer or prevent a change in control of the Company and can adversely affect the voting and other rights of the other holders of Common Stock. See "Principal Shareholders."


NO PRIOR PUBLIC MARKET
     Prior to this Offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or be sustained after this Offering.


DETERMINATION OF OFFERING PRICE

     The initial public offering price for the Shares has been determined by negotiation between the Company and the Underwriter. Such price bears no relationship to the book value of the Company and may bear no relationship to the market price of the Shares subsequent to this Offering. See "Underwriting."



POSSIBLE VOLATILITY OF STOCK PRICE
     The stock market has from time to time experienced significant price and volume fluctuations that may be related or unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock of the Company may be highly volatile. Factors such as a small market float, fluctuations in the Company's operating results, failure to meet analysts' expectations, announcements of major contracts by the Company or its competitors, developments with respect to the Company's major markets, changes in stock market analyst recommendations regarding the Company, its competitors or the industry generally, and general market conditions may have a significant effect on the market price of the Company's Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE

     Sales of Common Stock in the public market following this Offering could adversely affect prevailing market prices. The existing shareholder has agreed with the Underwriter not to sell or otherwise dispose of any shares or rights to purchase shares of Common Stock beneficially held by him for 12 months from the date of this Prospectus without the prior written consent of the Underwriter. Upon expiration of this period, the 2,934,000 shares of Common Stock held by the existing shareholder will be eligible for sale in the public market subject to compliance with the volume limitations of Rule 144. Additional shares of Common Stock, including shares issuable upon exercise of options, will become eligible for sale in the public market from time to time in the future and significant quantities of shares could become eligible if the Company makes acquisitions of existing businesses with its stock. See "Description of Securities," "Shares Eligible for Future Sale" and "Underwriting."




UNDESIGNATED STOCK -- POSSIBLE PREFERENCES
     The Company's authorized capital consists of 25,000,000 shares of capital stock of which 19,916,000 shares are undesignated shares. The Board of Directors is authorized to designate and issue these undesignated shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights and privileges of such shares, including terms with respect to dividends, liquidation, redemption, sinking fund, preemptive, conversion and voting rights and preferences. Accordingly, the Board of Directors, without shareholder approval, may issue preferred stock with terms (including terms with respect to dividends, liquidation, redemption, sinking fund, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock. No shares of preferred stock or any other class of common stock are currently designated and there is no current plan to designate or issue any such securities. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the Shares. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer, takeover proposal or change of control regarding the Company. See "Description of Securities."



DILUTION
     Purchasers of Shares in this Offering will experience an immediate substantial decline in net tangible book value per share of their Shares equal to $3.07 (a 61.4% decline from the purchase price). See "Dilution."


NO DIVIDENDS
     While the Company has historically operated as an S Corporation and has distributed a portion of previously taxed earnings, it has not paid dividends on its Common Stock. Other than S Corporation distributions to be paid as described in this Prospectus, the Company does not anticipate paying dividends in the foreseeable future. The Company intends to use retained earnings to fund its future growth. See "Dividend Policy and S Corporation Status."


ANTI-TAKEOVER LAWS
     Certain provisions of the Minnesota Business Corporation Act may have the effect of delaying or preventing a change in control or merger of the Company, which could operate to the detriment of the shareholders. See "Description of Securities."



S CORPORATION DISTRIBUTIONS FROM OFFERING PROCEEDS
     The Company has made distributions to its existing shareholder to enable him to pay income taxes on the Company's earnings through December 31, 1997, due to the Company's status as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. Approximately $675,000 of the proceeds of this Offering will be used to repay a short-term bank loan made to the Company on March 25, 1998, the proceeds of which were used for an S Corporation distribution to the existing shareholder to enable him to pay such income taxes. In addition, the Company expects to make a distribution out of the proceeds of this Offering allocated to working capital to its existing shareholder to enable him to pay income taxes on the Company's earnings during the period January 1, 1998, through March 31, 1998, the date of the termination of the Company's S Corporation status; no estimate is available as to the amount of such distribution with respect to earnings for the period ending March 31, 1998. Management believes that the S Corporation distributions to the existing shareholder for purposes of paying income taxes on the Company's earnings from January 1, 1998 through March 31, 1998, have been and will be approximately equal to the income taxes the Company would have paid itself had it not been an S Corporation. See "Dividend Policy and S Corporation Status" and "Use of Proceeds."



APPLICABILITY OF "PENNY STOCK RULES"
     Federal regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on Nasdaq which are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act, which makes it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Securities and Exchange Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of previously sanctioned person. Therefore, if, during the time in which the Common Stock is quoted on the Nasdaq SmallCap Market, the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to the provisions of Section 15(b)(6) of the Exchange Act. In such event, it may be more difficult for the broker-dealer to sell the Common Stock and purchasers of the Shares offered hereby may have difficulty in selling their Shares in the future in the secondary market.

     In the event that the Company's Common Stock is delisted from the Nasdaq SmallCap Market and the Company fails other relevant criteria, resulting in the Common Stock being considered penny stock, trading, if any, of the Common Stock would be subject to the full range of Penny Stock Rules. Accordingly, delisting from the Nasdaq SmallCap Market and the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell the Company's Common Stock and purchasers of the Shares offered hereby may have difficulty in selling their Shares in the future in the secondary market.


                                USE OF PROCEEDS


     The net proceeds to Industrial Rubber from the sale of the 1,400,000 Shares of Common Stock offered to the public hereby at the Price to Public of $5.00 per share are estimated to be $6,135,000 ($7,106,250 if the Underwriter's overallotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company currently intends to apply these proceeds approximately as follows:


     Steel and iron casting, fabricating and machining capability ........    $1,500,000
     Rubber recycling, mixing, molding and calendaring capability ........     1,500,000
     Satellite production and distribution facilities ....................       850,000
     Product, process and marketing development ..........................       850,000
     Repayment of short-term bank loan ...................................       675,000
     Working capital and general corporate purposes ......................       760,000
                                                                              ----------
      Total ..............................................................    $6,135,000
                                                                              ==========


     With approximately $1,500,000 of the proceeds of this Offering, Industrial Rubber plans to purchase a facility or otherwise develop the capacity to sell and distribute steel and iron products. Approximately $1,500,000 of the proceeds are intended to be used to purchase a facility or otherwise develop the capacity for recycling, mixing, molding and calendaring rubber. Approximately $850,000 will be used to acquire existing businesses or to purchase equipment and obtain facilities for satellite production and distribution. Approximately $850,000 will be used to fund additional development of proprietary engineered products, improved rubber formulas and production processes and marketing and sales activities. Approximately $675,000 will be used to repay a bank loan to the Company, the proceeds of which will be used for an S Corporation distribution to the existing shareholder to enable him to pay income taxes resulting from the Company's earnings through December 31, 1997. The remainder of the proceeds will be used for working capital and general corporate purposes, including funding increased inventory and accounts receivables. Any additional proceeds received upon the exercise of the overallotment option or the Underwriter's Warrant will be used for working capital and general corporate purposes.



     Since Industrial Rubber has not entered into any acquisition or material equipment purchase agreements, there can be no assurance that it will able to carry out its expansion plans for the amounts budgeted.


     Pending utilization of the net proceeds of this Offering, the Company plans to invest such net proceeds in short-term money market investments, including money market funds, certificates of deposit and interest-bearing bank accounts.

     The Company believes that the proceeds of this Offering, together with cash on hand, interest expected to be earned thereon, anticipated revenues and bank borrowings will be sufficient to fund its operations and expansion plans for at least 12 months.

                    DIVIDEND POLICY AND S CORPORATION STATUS

     For the foreseeable future, Industrial Rubber expects to follow a policy of retaining earnings in order to finance the expansion and development of its business. Therefore, it is unlikely that any dividends will be paid to holders of the Shares in the foreseeable future.

     Since 1989, Industrial Rubber has been treated for federal income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and has been treated as an S Corporation under comparable state tax laws. As a result, the Company's earnings from such dates through the day preceding the date of termination of the Company's S Corporation status (the "Termination Date") have been or will be, for federal and certain state income tax purposes, taxed directly to the Company's shareholder at his individual federal and state income tax rate, rather than to the Company. The Termination Date will occur on or prior to the date of closing of this Offering. After the Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be subject to federal and state income taxes on its earnings.


     Industrial Rubber has made and will make distributions to its existing shareholder to enable him to pay income taxes on the Company's earnings through December 31, 1997. The Company estimates that approximately $675,000 of the proceeds of this Offering will be used to repay a short-term bank loan in that amount to be incurred on March 25, 1998, in connection with a distribution to the existing shareholder with respect to the Company's earnings for the year ended December 31, 1997. A distribution of $125,000 was made in January 1998 out of working capital. In addition, the Company expects to make a distribution out of working capital to its existing shareholder to enable him to pay income taxes on the Company's earnings during the period January 1, 1998 through the Termination Date, which is estimated to be March 31, 1998; no estimate is available as to the amount of such distribution with respect to earnings for the period ending March 31, 1998. The amount of such distributions with respect to earnings of the Company will total more than the amount the Company would have been required to pay had it been taxed as a C corporation because of the differences between tax rates for corporations and individuals. Management believes that the S Corporation distributions to the existing shareholder for purposes of paying income taxes on the Company's earnings from January 1, 1998 through March 31, 1998, have been and will be approximately equal to the income taxes the Company would have paid itself had it not been an S Corporation. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 7 of Notes to Financial Statements.

                                    DILUTION

     The net tangible book value of the Company's Common Stock at December 31, 1997, was $2,243,809, or $.76 per share. "Net tangible book value" represents the tangible assets less total liabilities of the Company, and "net tangible book value per share" was determined by dividing the net tangible book value of the Company by the number of shares of Common Stock outstanding on December 31, 1997, after giving effect to the stock split effective January 30, 1998. See "Capitalization." "Net tangible book value dilution" represents the difference between the Price to Public per Share and the net tangible book value per share after this Offering. Without taking into account any changes in the Company's net tangible book value per share after December 31,1997, other than to give effect to the sale of the Shares offered hereby at the Price to Public of $5.00 per Share (net of underwriting commissions and estimated Offering expenses of $865,000), the net tangible book value of the Company at December 31, 1997, would have been $8,378,809, or $1.93 per Share. This represents an immediate increase in net tangible book value to the existing shareholder of $1.17 per Share and an immediate net tangible book value dilution to purchasers of the Shares of $3.07 per share, as illustrated by the following table:


     Price to Public per Share ...........................................                $  5.00
      Net tangible book value per share at December 31, 1997 .............    $  .76
      Increase per share attributable to this Offering ...................      1.17
                                                                              ------
     Net tangible book value per share after this Offering ...............                   1.93
                                                                                          -------
     Net tangible book value dilution per Share to new investors .........                $  3.07
                                                                                          =======

     The following table summarizes, on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company by its existing shareholder and by new investors in this Offering, the total consideration paid to the Company and the average price paid per share. The table assumes that none of the 1,400,000 Shares offered hereby are purchased in this Offering by the existing shareholder.

                                     SHARES PURCHASED       TOTAL CONSIDERATION(1)         AVERAGE
                                 -----------------------   -------------------------    CONSIDERATION
                                    NUMBER      PERCENT        AMOUNT       PERCENT       PER SHARE
                                 -----------   ---------   -------------   ---------   --------------
Existing Shareholder .........    2,934,000       67.7%      $  146,750         2.0%       $ 0.05
New Investors ................    1,400,000       32.3%       7,000,000        98.0%       $ 5.00
                                  ---------      -----       ----------       -----
 Total .......................    4,334,000      100.0%      $7,146,750       100.0%
                                  =========      =====       ==========       =====

------------------
(1) Does not reflect deduction of the underwriting discount or any other expenses incurred in connection with this Offering.

                                 CAPITALIZATION


     The following table presents the actual capitalization of the Company at December 31, 1997. The pro forma column represents the actual balances after giving effect to the payment of approximately $800,000 in cash distributions subsequent to year end to the existing shareholder of the Company, reflecting the amount of distributions paid or payable to the Company's existing stockholder for the income tax liability resulting from the Company's earnings and status as an S Corporation through December 31, 1997. The as adjusted column gives effect to (i) the sale of 1,400,000 shares of common stock by the Company in this Offering at the initial public offering price of $5.00 per share; and
(ii) reflects the reclassification of undistributed earnings of approximately $1,079,000 applicable to the Company's S Corporation status from retained earnings to additional paid-in capital upon the termination of the S Corporation election.


                                                                    DECEMBER 31, 1997
                                                      --------------------------------------------
                                                          ACTUAL        PRO FORMA      AS ADJUSTED
                                                      -------------   -------------   ------------

Long-Term Debt, less current maturities ...........    $  171,095      $  171,095     $  171,095
Stockholder's Equity:
 Common stock, $.001 par value; authorized
  25,000,000 shares, issued 2,934,000 shares (as
  adjusted, 4,334,000 shares outstanding) .........         2,934           2,934          4,334
 Additional paid in capital .......................       143,816       1,222,816      7,356,416
 Retained earnings ................................     2,097,059         218,059        218,059
                                                       ----------      ----------     ----------
  TOTAL STOCKHOLDER'S EQUITY ......................     2,243,809       1,443,809      7,578,809
                                                       ----------      ----------     ----------
  TOTAL CAPITALIZATION ............................    $2,414,904      $1,614,904     $7,749,904
                                                       ==========      ==========     ==========



                             SELECTED FINANCIAL DATA


     The following table sets forth the summary financial data for the Company for the periods indicated. This information should be read in conjunction with the Financial Statements and related Notes appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary financial data as of and for the year ended December 31, 1995 have been derived from unaudited financial statements (not included in this Prospectus), which, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The summary financial data as of and for the years ended December 31, 1996 and 1997 have been derived from the Company's financial statements which have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their report included elsewhere herein.

                                                              YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------
                                                     1995            1996             1997
                                                 ------------   -------------   ----------------
                                                  (UNAUDITED)
STATEMENTS OF INCOME DATA:
 Net sales ...................................    $3,646,316     $6,309,775       $ 14,421,359
 Cost of sales ...............................     2,701,682      4,776,634          9,947,870
 Gross profit ................................       944,634      1,533,141          4,473,489
 Operating expense ...........................       701,202      1,122,968          1,664,611
                                                  ----------     ----------       ------------
 Operating income ............................       243,432        410,173          2,808,878
 Nonoperating expense ........................        54,942         90,388            107,111
                                                  ----------     ----------       ------------
 Net income ..................................    $  188,490     $  319,785       $  2,701,767
                                                  ==========     ==========       ============

PRO FORMA STATEMENTS OF INCOME DATA(1):
 Income before income taxes ..................                                    $  2,701,767
 Provision for income taxes ..................                                       1,038,000
                                                                                  ------------
 Net income ..................................                                    $  1,663,767
 Basic earnings per share ....................                                    $       0.54
                                                                                  ============
 Weighted average shares outstanding .........                                       3,087,600
                                                                                  ============


                                                                         DECEMBER 31,
                                         ----------------------------------------------------------------------------
                                                                            ACTUAL        PRO FORMA      AS ADJUSTED
                                             1995            1996            1997          1997(2)        1997(2)(3)
                                         ------------   -------------   -------------   -------------   -------------
                                          (UNAUDITED)
BALANCE SHEET DATA:
 Current Assets ......................    $  765,512     $1,943,747      $3,308,711      $3,308,711      $ 8,643,711
 Property and Equipment, net .........       397,975      1,275,371       1,518,093       1,518,093        1,518,093
 Other Noncurrent Assets .............       216,408        120,131         122,780         122,780          122,780
 Total Assets ........................     1,379,895      3,339,249       4,949,584       4,949,584       10,284,584
 Current Liabilities .................       742,944      2,741,941       2,534,680       3,334,680        2,534,680
 Long-term Debt ......................       112,846        240,613         171,095         171,095          171,095
 Stockholder's Equity ................       524,105        356,695       2,243,809       1,443,809        7,578,809

-----------------

(1) The pro forma statements of income data reflect the effects on the historical 1997 statement of income as if the Company had not been treated as an S Corporation for income tax purposes. See "Dividend Policy and S Corporation Status" and Note 7 of Notes to Financial Statements. The weighted average number of shares outstanding have been adjusted to reflect a stock split. Pro forma weighted average shares outstanding also assumes the issuance of sufficient shares at $5.00 per share to provide net proceeds, after estimated aggregate offering expenses and underwriting discount, to repay $675,000 from the offering proceeds of short-term bank debt incurred to make an S Corporation distribution to the existing shareholder. See Note 6 of Notes to Financial Statements.

(2) Reflects the amount of distributions payable after December 31, 1997 to the Company's existing shareholder for the income tax liability (estimated to approximate $800,000) resulting from the Company's earnings and status as an S Corporation through December 31, 1997. See "Dividend Policy and S Corporation Status," "Use of Proceeds," "Capitalization," and Note 7 of Notes to Financial Statements.


(3) Adjusted to reflect the sale of shares of Common Stock offered by the Company hereby at an assumed offering price of $5.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. See "Risk Factors."


GENERAL

     The Company was incorporated in March of 1986 to acquire and operate a rubber lining facility then owned by Irathane Systems Incorporated, a wholly owned subsidiary of Illinois Tool Works, Inc., located in Hibbing, Minnesota. At the time the acquisition was closed in April 1986, the facility had been shut down and it had no employees.

     The Company began operations in April of 1986. The Company's business originally consisted of applying and then vulcanizing rubber (for corrosion and abrasion resistance purposes) to wearable parts that were used primarily in the mining industry.

     Initially, the Company was taxed as a C corporation under the Internal Revenue Code. Effective January 1, 1989, the Company elected to be taxed as an S corporation. The Company has continued to be taxed as an S corporation since that date.


     Until 1996, the Company operated only from the Minnesota facility. After obtaining a major purchase order to supply pipe lining for tailing pipe to be used at Kennecott Utah Copper, the Company opened its second production facility in Clearfield, Utah in the second half of 1996. That facility tripled the Company's production capacity. The Kennecott project constituted 22% of net sales in 1996 and 56% of net sales in 1997. Sales of products from the Utah facility comprised 22% of net sales in 1996 and 70% of net sales in 1997. It is likely that sales of products from the Utah facility will decrease in 1998 because the Kennecott project has been substantially completed. However, based on its current backlog and management's past experience, the Company believes that in 1998 it will be able to replace a significant portion of the sales that the Kennecott project generated in 1997. There can, however, be no assurance that new purchase orders will be received or that the Company can complete sales at the same level of profitability realized in 1997.


     As discussed elsewhere in this Prospectus, sales to certain major customers constitute a significant portion of the Company's net sales. These major customers (each of whom accounted for 10% or more of sales) constituted 50% of net sales in 1996 and 56% of net sales in 1997. These sales were made pursuant to purchase orders, rather than long-term contracts.


RESULTS OF OPERATIONS

     The following table sets forth certain financial data expressed as a percentage of net sales for the periods indicated:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1995       1996       1997
                                                        --------   --------   --------
Net Sales ...........................................      100%       100%       100%
Cost of Sales .......................................       74%        76%        69%
                                                           ---        ---        ---
 Gross Profit .......................................       26%        24%        31%
Selling, General and Administrative Expense .........       19%        18%        12%
Operating Income ....................................        7%         6%        19%
Nonoperating Expenses ...............................        2%         1%        --%
                                                           ---        ---        ----
Net Income ..........................................        5%         5%        19%
                                                           ===        ===        ===

     NET SALES. The Company's net sales increased from $3,646,316 for 1995, to $6,309,775 for 1996 and to $14,421,359 for 1997. Of the net sales in 1997,
$8,094,517 were related to Kennecott Utah Copper pipe lining project. The Company's order backlog on January 15, 1998 was approximately $6,300,000.

     COST OF SALES. Cost of sales as a percentage of sales was 69% in 1997 compared with 76% in 1996 and 74% in 1995. The decrease in 1997 was mainly due to achieving a higher level of profitability on a major contract and the impact of increased volume on fixed overhead costs. As a percentage of net sales, gross profit decreased from 26% of net sales in 1995 to 24% in 1996, before increasing to 31% of net sales in 1997. In dollar terms, gross profit increased from $701,202 in 1995, to $1,533,141 in 1996, to $4,473,489 in 1997.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $701,202 (19% of net sales) in 1995, to $1,122,968 (18% of net sales) in 1996, to $1,664,611 (12% of net sales) in 1997.
The increase in actual dollar amounts was due primarily to increased staffing expenses, which were necessary to service increased sales and increased salaries for key personnel, reflecting their efforts to increase sales and profitability at the Company. The drop in selling, general and administrative expenses as a percentage of net sales in 1997 reflected the fact that the Company was able to achieve economies of scale thereby decreasing these expenses as a percentage of sales.

     NONOPERATING INCOME AND EXPENSE. The major nonoperating expense, interest expense, increased from $72,227 in 1995, to $90,554 in 1996, to $110,731 in
1997. Nonoperating income was not a significant factor in the Company's operating results in 1996 and 1997.

     NET INCOME. Net income (before tax) in 1997 was $2,701,767 compared to $319,785 in 1996 and $188,490 in 1995. Net income as a percentage of net sales, increased from 5% in 1995 and 1996 to 19% in 1997. The increase was due primarily to the successful completion of a major pipelining contract.

     INCOME TAXES. As discussed elsewhere in this Prospectus, the Company is an S Corporation, and as such is generally not responsible for income taxes. Instead, the existing stockholder is taxed on the Company's taxable income. If the Company had paid income taxes as a C Corporation, its estimated income taxes in 1995 would have been $75,400, in 1996 income taxes would have been $145,300, and in 1997 income taxes would have been $1,038,000.


FINANCIAL POSITION
     Net working capital at December 31, 1996 and 1997 is summarized as follows:

                                                             1996            1997
                                                        --------------   ------------
    Current Assets:
      Cash and equivalents ..........................     $   39,261     $ 132,344
      Trade Receivables .............................      1,220,933     2,282,637
      Inventories ...................................        605,133       840,363
      Other .........................................         78,420        53,367
                                                          ----------     ---------
                                                           1,943,747     3,308,711
                                                          ----------     ---------
    Current Liabilities:
      Short-term debt (including current maturities
       of long term) ................................      1,844,634     1,353,861
      Accounts payable and accrued expenses .........        897,307     1,073,994
      Other .........................................             --       106,825
                                                          ----------     ---------
                                                           2,741,941     2,534,680
                                                          ----------     ---------
      Net Working Capital (Deficit) .................     $ (798,194)    $ 774,031
                                                          ==========     =========

     The increase in trade receivables at December 31, 1997 was primarily due to a single major contract which was in progress at year end. The percentage of increase (87%) followed the growth in the Company's sales. Inventories increased from 1996 to 1997, but the percentage of increase (39%) was significantly less than the growth in sales. The change in the level of inventory is in part dependent upon the Company's mix of sales with some types of sales requiring the Company to carry more inventory than others.

     Short-term debt and current maturities decreased from December 31, 1996, to December 31, 1997 primarily reflecting the payment of principal (current maturities) on the Utah equipment loan. The Company funded its major equipment purchases for Utah on a three-year note which will be fully paid off in August 1999. During 1997, the Company also funded other capital expenditures and working capital needs with short term borrowings. Accounts payable and accrued expenses increased at December 31, 1997 versus year-end 1996 mainly due to increased sales activity.

     Long-term debt at December 31, 1997 consisted of $171,095 (primarily bank debt at 9.5%). Long-term debt decreased $69,518 from December 31,1996.

     The percentage of total debt to total assets decreased from 89% at December 31, 1996 to 55% at December 31, 1997. Stockholder's equity was $2,243,809 at December 31, 1997 compared with $356,695 at December 31, 1996.

     The Statement of Cash Flows for the years ended December 1996 and 1997 is summarized below:

                                                                         1996              1997
                                                                   ---------------   ---------------
    Net Income .................................................    $    319,785      $  2,701,767
    Depreciation ...............................................         248,238           374,551
    Increase in Receivables and Inventories ....................      (1,194,215)       (1,399,934)
    Increase in Accounts Payable and Accrued Expenses ..........         598,363           176,687
    Additions to Plant and Equipment ...........................      (1,125,634)         (617,273)
    S Corporation Distributions ................................        (487,195)         (711,653)
    Net proceeds (repayments) of debt ..........................       1,528,401          (560,291)
    Other, net .................................................          70,036           129,229
                                                                    ------------      ------------
    Net increase (decrease) in cash and equivalents ............    $    (42,221)     $     93,083
                                                                    ============      ============

     Net cash provided by operating activities of $1,845,624 in 1997 was primarily used for additions to plant and equipment, for S Corporation distributions, and to repay bank debt for plant and equipment. In 1996 operating activities used net cash of $17,926 with increases in trade receivables and inventories using all cash generated by operations. In 1997 net cash used in investing activities of $587,422 was primarily used for additions to plant and equipment. In 1996, investing activities used $1,061,857 which was also primarily used for additions to plant and equipment and funded by bank borrowings.

     In 1997 financing activities used $1,165,119 of net cash, $711,653 being used for S Corporation distributions to the Company's shareholder for payment of income taxes and net pay downs on bank borrowings of $560,291. In 1996 financing activities provided $1,037,562 of net cash most of which came from an increase in bank borrowings of $1,528,401. Most of the cash generated by financing was used to fund equipment purchases for the Utah facility. S Corporation distributions of $487,195, primarily to pay income taxes, were also made in 1996.


LIQUIDITY

     As disclosed elsewhere in this Prospectus, the Company has major contracts which account for a large percentage of its sales. A delay in or failure to pay on those contracts by those customers could seriously impact the Company's liquidity. In addition, the Company has made a distribution to its existing shareholder of $125,000 since December 31, 1997 and expects to make an additional distribution of approximately $675,000 in March 1998 to allow its existing shareholder to pay income taxes with respect to the Company's earnings through December 31, 1997. The Company also expects to make a distribution out of working capital after the termination of its S Corporation election to enable its existing shareholder to pay income taxes on its earnings from January 1, 1998 through termination of the

S Corporation election; no estimate of the amount is available as that is dependent on earnings from January 1, 1998 to the termination date. See "Use of Proceeds."


     The Company believes that the proceeds of this Offering, cash flow from operations, interest expected to be earned on the proceeds of this Offering until expended and bank borrowings will be sufficient to fund operations and expansion plans for at least 12 months. The current bank loan agreement with Norwest Bank Minnesota North, N.A. ("Norwest Bank") provides for a $1,500,000 line of credit based on a borrowing base calculation; the full $1,500,000 had been borrowed as of March 25, 1998. The line of credit is due upon demand, and Norwest Bank charges interest on the outstanding balance at its prime rate. Management anticipates that the bank loan agreement will continue through 1998 or that the Company will enter into a similar agreement with another banking institution. The Company obtained a waiver from Norwest Bank of certain covenants that this Offering would otherwise have violated. See "Use of Proceeds."

     In order to meet its needs beyond 12 months, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. See "Risk Factors - Dependence on Additional Capital."


YEAR 2000

     The Company does not expect that the Year 2000 problem will have any significant impact on its internal operations. The Company believes that its bookkeeping and computer design systems can be easily modified to correct any computer program problems that occur at the turn of the century. However, the Company cannot predict whether it will be affected by problems that its suppliers and customers might have with their computerized billing, shipping and payment systems.

                                    BUSINESS


GENERAL

     Industrial Rubber designs, produces and supplies protective materials, abrasion resistant products and equipment, erosion/corrosion protective linings and proprietary rubber products to the mineral processing, power, wood processing and other heavy industries.

     Industrial Rubber has increased its sales from $3,646,316 in 1995 to $14,421,359 in 1997, and its pro forma net income from $113,090 in 1995 to $1,663,767 in 1997. This increase in sales and earnings has been the result of the Company obtaining and successfully completing a number of large contracts. During that three-year period, the Company has more than tripled its production capacity by opening a production facility in Utah.

     Industrial Rubber has three product lines. Its pipe and pipe lining products line consists of rubber lined pipe and pipe parts fabricated primarily for the mineral processing industry. Its proprietary products are engineered replacement parts primarily for mineral processing facilities. Its standard rubber products are sold, along with related services, to the Company's customers in the various industry segments served by the Company.

     Industrial Rubber operates two production and distribution centers. Its Minnesota facility (located on the Mesaba Iron Range, the heart of the taconite mining industry) is a 30,000 square foot manufacturing facility. Proprietary and rubber lined pipe products produced at the Minnesota facility are used by taconite pellet producing companies and are also shipped throughout North America for use in copper, gold, molybdenum and other mineral processing operations. The Minnesota facility also houses the Company's corporate headquarters and sales and technical support staffs.

     In 1996, due to customer demand, a second production facility in Utah, equipped with over $1,000,000 in specially designed processing machinery, was opened. The Utah plant is designed to supply Industrial Rubber's piping and pipe products. It uses the Company's proprietary erosion/corrosion protective linings and a network of suppliers to produce and supply rubber lined pipe and pipe products for slurry transportation and mineral handling. Due to the large size of these products, the location of this production facility, close to the copper, gold and molybdenum producing plants in the western United States and Canada, is advantageous for shipping and technical support.

     The Company markets its products through a direct sales force and independent sales representatives. The Company's major customers in 1997 included Kennecott Utah Copper (copper mining), Hibbing Taconite Company, whose majority owner is Bethlehem Steel (taconite production), Royal Oak Mining Kemess Mine (gold mining), and Shaw -- NAPTech (power generation).

     Industrial Rubber's expected growth will come through increased penetration of the North American hard rock mining market with its present rubber products, the development and sales of new products, sales to new mineral processing markets outside of North America and sales of present and new products to the power generation, paper and pulp manufacturing and other heavy industries.


INDUSTRY

     The markets for the Company's products are the hard rock mineral processing, power and coal generation, paper and pulp production, and other similar heavy industries. Its marketing to date has focused primarily on the mining industry.

     The North American mining industry is considered heavy industry. The hard rock that hosts important minerals (iron, copper, gold, molybdenum), is generally blasted from the earth and then crushed and ground (processed) to allow the extraction (benefication) of these minerals. The equipment needed to process and beneficate this rock is subject to constant abrasion, corrosion and erosion. Industrial Rubber has developed, designed, tested and produced rubber products that protect the mineral processing and benefication equipment, extending their serviceable life, and saving its customers money through decreased replacement costs and reduced downtime. The Company's rubber products also provide further benefits to its customers through noise abatement and dust and dirt reductions.

     Although Industrial Rubber's products protect the mineral processing and benefication equipment, the products do become worn and must be replaced. Many of the Company's products are used to replace its own and other manufacturers' protective products that have become worn.



MARKETS
     North American taconite (iron ore), copper, gold and molybdenum plants are major present customers for Industrial Rubber products. Mineral processors use equipment to crush, grind, classify (size), separate and transport the rock, mineral rock and wastes. This equipment is in a constant cycle of repair and replacement due to the severe abrasion, corrosion and erosion qualities of the material it is handling.

     Industrial Rubber's first market was the Minnesota taconite industry where taconite rock with a typical iron ore content of 25% to 30% is excavated, crushed, ground and separated to make 46 million tons of high grade taconite (iron ore) pellets annually.(1)

     The protective products, made from steel, iron, rubber, urethane, ceramics and plastics are a large portion of a taconite plant's cost. For instance, to protect the nine 36 foot diameter ore grinding mills at an 8,000,000 ton per year operation, $5,500,000 is spent annually on abrasion resistant operating materials.(2) The taconite industry in northern Minnesota operates approximately 160 ore grinding mills, ranging from 10 foot diameters to 36 foot diameters, and spends over $30,000,000 per year in protecting these grinding mills.(3)

     Peter Kakela, a taconite industry expert from Michigan State University, projects a long-term stable demand for taconite pellets from the Mesaba Iron Range of Minnesota. In the United States, nine mines, seven in northern Minnesota and two in the Michigan Upper Peninsula, accounted for 99.2% of taconite production. In Canada, four mines in Northeast Canada accounted for 99% of its taconite production.(4) Minnesota taconite accounts for less than 10% of worldwide production of iron ore. Globally, the growth in iron ore demand is projected to continue over the next ten to 15 years.(5)

     In 1991, Industrial Rubber began to sell its products to other mineral processing markets to diversify its business and minimize the effects of demand cycles. In 1997, approximtely 70% of the Company's sales were to mineral processing facilities other than taconite. A large proportion of those sales related to copper production.

     The U.S. and Canada rank number two and number three, respectively, in worldwide copper production and have slated many new mine openings and expansion projects for copper production.(6) Arizona is the number one copper producing state.(7)

     Copper ore is typically a 1% to 1.5% grade. Gold ore is considerably lower. The waste rock slurry pine systems needed to transport this rock to large impoundments have grown, due to environmental and practical needs. A North American copper producer recently invested $450,000,000 in a new 3,500 acre copper rock waster (tailings) impoundment; of this total, $40,000,000 was spent on highly abrasive resistant, lined pipe products.(8)

     Although North America is a large market for the Company's products, the world mining industry is also large, with Chile alone operating a significant number of grinding mills with resulting mine


------------------

(1) "Expectations for Minnesota's Iron Ore Industry," pg. 17, Peter Kakela, 9/19/97.
(2) Interview with a Hibbing Taconite supervisor, Joe Marturano.
(3) Industrial Rubber's 1998 taconite customer survey.
(4) "Expectations for Minnesota's Iron Ore Industry," pg. 21, Peter Kakela, 9/19/97.
(5) "Taconite Industry's Future Safe," Duluth News Tribune 10/1/97.
(6) U.S. Geological Survey, Mineral Commodity Summaries, Daniel L. Edelstein, February 1997.
(7) ID.
(8) Interview, Robert Dunne, Tailings Modernization Manager, Kennecott Utah Copper, June 1997.

production of 3,000,000 metric tons.(9) Recently, the Company has begun to expand by selling its products outside of North America. In 1997, less than 1% of the Company's sales were shipped offshore; in 1998, the Company estimates that this proportion will grow to approximately 20% of sales. The international market offers potential market growth for Industrial Rubber, with most of the actual contracts coming from North American engineering firms or their subcontractors. The Company's standard practice is to have non-North American purchase orders guaranteed by letter of credit.

     According to AME Mineral Economics of Australia, world demand for copper is expected to grow over the next decade. China and other developing Asian economies are expected to increase demand significantly.(10)



STRATEGY FOR CONTINUED GROWTH
     The Company's goal is to be a leading designer, producer and supplier of protective materials for equipment in mining and mineral processing, coal and power generation, paper and pulp and related industries on a global basis. It seeks to achieve this goal by several methods.

     INCREASED PENETRATION OF EXISTING MARKETS. The Company intends to increase its penetration of its historic markets, specifically mineral processors and, to a lesser extent, coal and power generators, with its present protective materials, concentrating on slurry pipe and pipe products and engineered and proprietary grinding mill products.

     The Company is employing a variety of approaches that include a customer identification program and need analysis, an increase in the direct sales force and development of a network of independent representatives to serve geographical areas that are not easily accessible to the Company's direct sales force. The Company will seek to develop strategic business alliances with end use customers and the engineering firms who serve them. The Company will focus on its present relationships with large volume repeat customers.

     GEOGRAPHICAL EXPANSION IN NORTH AMERICA. Industrial Rubber is planning to increase its sales in North America by placing satellite production and distribution facilities where justified by the local market. While the Company has identified several potential satellite locations, the locations that presently appear most promising are Canada and the southwestern United States, particularly Arizona.

     At the beginning of 1995, there were a total of 284 mines (excluding sand and gravel quarries) in operation in Canada. As Natural Resources Canada has recently stated:

         "Total value of Canadian mineral production soared in 1996. The Canadian mineral industry remains an essential and dependable cornerstone for national economic growth and employment. As the world's greatest exporter of minerals and metals, Canada enjoys benefits to its economy from this industry."

According to an article in the CANADIAN MINING JOURNAL, August 1997, "capital spending is on the uptake and about 50 new mines are expected to open in 1997-98, creating more than 6,000 jobs in the process. Moreover, spending on exploration is on the rise . . ." A stated goal for the Canadian government is to ensure that much of the mining and exploration capital expenditures are spent within the Canadian borders. This growth projection and past experience in competing in the Canadian market, particularly in dealing with exchange rate issues, has demonstrated to Industrial Rubber the need for a production facility in Canada.

     Another likely location for a satellite facility is Arizona. According to the U.S. Bureau of Mines, in 1996, for the eighth time in the past nine years, Arizona led the U.S. in total non-fuel mineral production valued at $3.5 billion. Arizona continued as the top copper-producing state, accounting for 65% of the total U.S. copper mine production and value. There are eight major existing copper mines in Arizona. Arizona also produces gold, silver, molybdenum and zinc.

     INTERNATIONAL SALES EXPANSION OF PRODUCTS AND TECHNOLOGIES. The Company is planning to target a portion of its marketing efforts to international mineral processing and power generation customers. The

------------------

(9) U.S. Geological Survey, Mineral Commodity Summaries, Daniel L. Edelstein, February 1997.
(10) "Strategic Studies," AME Mineral Economics, 3/6/98.

Company will use its engineering customer database and international representatives to market its products outside of North America. The Company's direct sales force will support these efforts by attending and exhibiting at international expositions -- such as the International Mining Expo in Santiago, Chile, and the S.M.E. Mining Expo in Orlando, Florida.

     VERTICAL EXPANSION OF PRODUCTS. The Company has identified other protective material products, including steel and iron products, that are not presently produced by Industrial Rubber, but are used by its customers. The Company's growth strategy seeks to supply these products to its customers either through the acquisition of appropriate production facilities or through developing strategic relationships with the manufacturers of these products. This would allow the Company to supply its customers with a full line of protective products eliminating the disadvantage to the customers of acquiring components from multiple suppliers. Customers should further benefit by having a single source for the design and testing of protective product improvements.

     INTEGRATION OF RAW MATERIALS SUPPLY. The Company currently purchases its rubber from multiple suppliers that manufacture to the Company's specifications and formulas. The Company plans to either purchase a raw material supplier or purchase the equipment to process natural and synthetic rubber using the Company's formulas and calendared forms. This integration is expected to reduce production costs and expand potential markets by providing the capability to develop new formulas internally. Management believes that the direct control of raw material quality and research and development in the mixing and calendaring process should enhance the product performance of the Company's products for its customers. By strategically locating the raw material processing operation, transportation costs can be reduced.

     ENVIRONMENTAL SOLUTIONS FOR ITS CUSTOMERS. Recent studies in Minnesota and Michigan have demonstrated that there is a concern regarding the environmental considerations both for present disposal costs and future liabilities arising from landfill disposal of steel, rubber, urethane and other worn out products. At the present time, grinding mill parts, pump parts, classification screens, pipe products and other benefication equipment protective parts made of rubber, steel and urethane, are disposed of after usable life, normally through a landfill method. The Company's planned closed-loop recycling program would allow its customers to return these used equipment products to the Company. The Company will remove the elastomeric compounds, and through cryogenic technology and the Company's and others' proprietary material enhancement processes, produce recycled raw materials to be used in manufacturing molded rubber protective parts for repurchase.

     Industrial Rubber plans to incorporate a closed-loop recycling program into its marketing strategies for all products and locations. A further benefit of the "closed-loop" recycling process and re-manufacturing raw materials should be to reduce the Company's dependency on natural rubber.


PRODUCTS AND TECHNOLOGY
     The Company has three product lines: pipe and pipe lining products, proprietary and engineered products and standard rubber products.

     PIPE AND PIPE LINING PRODUCTS. Industrial Rubber produces and supplies rubber and steel slurry pipe and components for tailings pipeline systems. A proprietary formulated rubber compound (I.R.P. X8220) is used which protects these pipelines from abrasion and corrosion. This proprietary compound has increased pipeline life expectancy by 50% in one North American taconite plant. A taconite plant has advised Industrial Rubber that its operational evaluation has demonstrated that unprotected steel tailing pipe has a service life of 20,000 hours, while similar pipe lined with Industrial Rubber's proprietary compound X8220 has a service life of 40,000 hours. The Company's proprietary compound X8220 has been used in 600,000 feet of slurry transportation pipe products for 12 mineral processing plants. Since its development it has demonstrated its ability to extend service life and protect expensive tailings impoundment systems from corrosion and abrasive wear.

     In 1996, the Company designed and developed new processes and equipment that decreased the cost and improved the overall product quality of overland slurry pipelines. Mechanical couplings, historically used in connecting lined pipe for long distance overland slurry systems, are typically high cost items to the customer. This is particularly true in high pressure, large diameter pipelines. The Company believes that prior to 1996, industry standards and equipment limitations only allowed for the production of 40' long pipe sections. Industrial Rubber has designed its own production equipment, and presently supplies to its customers 60' pipe sections, eliminating one third of the required mechanical couplings, and resulting in cost savings to the customers.

     The Company used this technology in lining 120,000 linear feet of pipe for the abrasive slurry transportation system of the Kennecott Utah Copper Corporation at its $450,000,000 tailings impoundment modernization project in Utah. Since 1996, three other major slurry transportation system products have been ordered from Industrial Rubber:


           1997 B & K Steel              8,200' 48" diameter pipe (completed)
           1998 Royal Oak Kemess        47,000' 26" diameter pipe (completed)
           1998 Newmont/Batu Haiju      21,000' 44" diameter pipe (ordered)

     The Company believes that the development of 60' lined pipe has set the standard for the industry. Industrial Rubber is continuing development efforts to eliminate mechanical couplings in rubber lined pipe products for overland slurry transportation systems.

     In 1996, Industrial Rubber and its suppliers developed 1" thick calendared rubber, the first in the industry to meet engineered specifications for an abrasive slurry material. This rubber product doubled the expected service life of industry standard 1/2" calendared rubber in slurry transport, and is projected to result in cost savings for customers by reducing replacement cost.

     Industrial Rubber's pipe product line includes large overland slurry system pipe products and products as small as 2" in diameter. The Company can produce rubber lined pipe from 2" to 72" in diameter, from 1" to 60' long, and with calendared linings from 1/8" to 1" thick. It can provide all fittings, tees, Y's, manifolds and other piping components typically used in mineral processing and power generation facilities.

     PROPRIETARY AND ENGINEERED PRODUCTS. Industrial Rubber's proprietary and engineered products line includes engineered grinding mill parts. Examples of such products are air bags, lifter bars and shell liners. The hard host rock that contains minerals must be ground to small fragmented product size, using large grinding mills. The wearable parts that protect these grinding mills have a relatively short service life. They have been typically made of heavy iron castings.

     Industrial Rubber believes that its patented rubber grinding mill discharger reduces weight, matches or increases service life and provides improved fit when compared to other dischargers. A North American mineral-processing plant has informed the Company that by using the Industrial Rubber patented grinding mill dischargers, it has reduced grinding costs by increasing production and decreasing energy costs per ton ground. The patented grinding mill discharger is being used at two taconite, one molybdenum and three copper mines, operating in 17 grinding mills. Grinding mill dischargers and other grinding mill products are being designed for five additional mining properties.

     STANDARD RUBBER PRODUCTS. The Company's standard rubber products range in weight from less than one pound to over 10,000 pounds, with costs ranging from $20 to $20,000 for individual parts. Examples of such products are manifolds, screens, pulleys and rolls. All products are made to customer engineered specifications. The Company's Quality Assurance Program seeks to insure product conformity while limiting defects and reducing associated value added costs. The Company, responding to the needs of international markets, has begun preparations to qualify under an ISO 9000 program.

     RESEARCH AND DEVELOPMENT. The Company has not incurred significant research and development costs, although it has incurred certain such costs on a job-by-job basis which are expensed as incurred. Management anticipates that research and development efforts will increase in the future.


     RAW MATERIALS AND SUPPLIES. The Company obtains most of the rubber used to treat or line its pipe products and to manufacture its standard rubber products from Bedell-Kraus and Dyna-Mix. The Company obtains pipe from Piping Machine Specialties, Naylor Pipe, Thrall Distributors and NAPTech, Inc. The Company obtains pipe parts and other metal products from Furin & Shea and Vidmar Iron Works. The Company anticipates that it will continue to obtain these materials from these suppliers, but other sources are available for all such materials.

SALES AND MARKETING
     Industrial Rubber markets and sells its products to hard rock mineral processing companies, power plants and other heavy industrial companies whose process equipment is subject to abrasion and corrosion.

     The Company presently has a sales force comprised of a sales and marketing manager, four direct salespeople, a sales clerk, a marketing and public relations clerk, two independent sales representative companies that employ five direct salespeople and a marketing consultant. The Company plans to grow its number of direct salespeople and is in the process of establishing independent sales representation in certain national and international markets.

     Industrial Rubber's marketing strategy is to maximize penetration of domestic markets, including mineral processors and coal and power generating facilities, with its present products. The Company intends to expand its product lines and new products will be cross-sold to existing and new customers.

     The marketing plan includes prospective customer identification, customer needs analysis and increased and strategic placement of the sales force, to facilitate geographic market and product expansion. The marketing plan will be implemented in the U.S. and Canadian markets and, when appropriate, internationally. The Company intends to develop business partnerships with existing customers and the engineering firms that serve them.

     Chile, Peru, Brazil, Argentina, Mexico and Australia are major mineral processing countries, as are certain Southeast Asian countries. The Company will direct its efforts to penetrate these markets by adding direct sales people, adding independent representatives and forming strategic alliances with original equipment manufacturers in these markets.

     Industrial Rubber utilizes general and product specific brochures and sales literature. Video is used as an additional marketing resource. Advertising and articles in industry trade magazines, journals, newsletters and papers will be increased. Tradeshow attendance and participation is expected to become a larger part of the marketing effort. The Company's management is meeting with international marketing consultants in preparation for international sales.

     From the grinding of the ore to the disposal of the waste rock (tailings) in taconite, copper, gold and molybdenum processing plants, Industrial Rubber's markets include products to protect the following equipment:


TRANSPORTATION           CRUSHING                       GRINDING
--------------           --------                       --------
Thickeners               Chutes                         Mill Liners
Feed Wells               Dust Collection Systems        Pulp Lifters
Shrouds                  Pulleys                        Trommel Screens
Pulleys                  Skirt Boards                   Bucket Wheels
Skirt Boards             Repair Coatings                Dust Collection Systems
Repair Coatings          Process Piping                 Return Tubes
Process Piping           Valves                         Pulleys
Valves                                                  Skirt Boards
                                                        Repair Coatings
                                                        Process Piping
                                                        Valves

SEPARATION               SLURRY TRANSPORTATION          CLASSIFICATION
----------               ---------------------          --------------
Sumps                    Plumes                         Launders
Cyclones                 Pipe                           Dust Collection Systems
Tanks                    Elbows                         Pump Parts
Dust Collection Systems  Sumps                          Screens
Launders                 Launders                       Repair Coatings
Clarifiers               Clarifiers                     Process Piping
Pump Parts               Pump Parts                     Valves
Thickeners               Thickeners
Feed Wells               Feed Wells
Shrouds                  Shrouds
Agitator Shafts          Repair Coatings
Filter Tanks             Process Piping
Pipe Elbows              Valves
Coatings
Screens
Hydro Separators
Mag. Separators
Flot. Cell Separators
Process Piping
Valves

     The Company has current market, customer and competition research underway, evaluating the markets in which its current customers are found and other potential markets. For example, materials transportation using slurry methods is continuing to grow for mineral processing, power generation and tar (oil) sands operations. Other markets include both hard and soft rock mining, processing and benefication and other industries with abrasion and corrosive issues, such as:

     *  Coal

     *  Rock Aggregate

     *  Sand & Gravel

     *  Wood Processing

     *  Agriculture, Food & Grain

     *  Power Generation

     *  Railroad

     *  Industrial Controls & Environmental

BACKLOG
     The Company's order backlog on January 15, 1998, was approximately $6,300,000. All the Company's sales are made through purchase orders. The Company currently anticipates that it will have filled all current backlog orders by the end of the first half of 1998. For factors that might affect the Company's ability to fill its orders, see "Risk Factors."


COMPETITION
     The protective material products business that serves the mineral processing and power generation industries is competitive. These protective material products are made of steel, iron, rubber, urethane, ceramics, plastics and hybrids of these materials. The Company's competitors fabricate, cast, mold, shape, machine, and form the material into finished products. Both large and small companies throughout the world compete on price and by adding value to their products through fit and function, using physical design, chemical or physical make up or proprietary data (patents). The competition falls into two categories.

     The first category is the regional manufacturer/supplier that services the mineral processing and power generation properties that are close to its production facility. Standard rubber liners, urethane castors and metal fabricators typically fall within this category. They use personalized service and quick delivery as an advantage to their regional customers.

     The second category is national manufacturers of products that are used by a large number of mineral processing and power generating plants. Rubber molders, cast iron and metal makers, ceramic manufacturers and original equipment manufacturers typically fall into this category. They use proprietary design, large distribution networks and high volume to reduce manufacturing costs. Sophisticated quality programs, managed inventories and just-in-time deliveries are advantages to their customers, and their size provides them with access to greater financial and other resources.


     The Company believes that regional manufacturer/supplier R. Wales & Sons and national manufacturer/suppliers Rubber Engineering, Illinois Tool Works, Linatex and Svedala represent the Company's main sources of competition and each such competitor has greater resources than the Company.


     The Company believes that it can successfully compete with companies in both categories, through focused service to customers located near its Minnesota and Utah facilities and through its ability to provide quality products in increasingly large quantities to customers located in geographically distant areas. The Company also believes that the satellite facilities that it may establish will increase its ability to compete in geographically distant markets.


GOVERNMENTAL AND ENVIRONMENTAL REGULATION
     Industrial Rubber is subject to a wide variety of governmental regulations, with which it actively seeks to comply. As a manufacturing company, Industrial Rubber is subject to safety regulation by the United States Department of Labor and the Minnesota Department of Labor and Industry under the Occupational Safety and Health Act ("OSHA"). Because its products are sold to the mining industry, workplace safety at the Company is also subject to regulation by the Mine Safety and Health Administration. The Company's operations are continually being monitored and inspected. As new standards develop, the Company could be placed in a situation of having to modify its production processes to comply with changing regulations.

     The Company uses hazardous solvents in its production processes and disposes of waste products such as used solvents. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knows of, or was responsible for, the presence of such hazardous or toxic substances.

While the Company's operations, to its best knowledge, are in full compliance with all existing laws and regulations, environmental legislation and regulations have changed rapidly in recent years and the Company cannot predict what, if any, impact future changes in such legislation may have on the Company's business. Further, environmental legislation has been enacted, and may in the future be enacted, that creates liability for past actions that were lawful at the time taken. As in the case with manufacturing companies in general, if damage to persons or the environment has been caused, or is in the future caused, by the Company's use of hazardous solvents or by hazardous substances located at the Company's facilities, the Company may be fined or held liable for the cost of remediating such damage. Imposition of such fines or the incurrence of such liability may have a material adverse effect on the Company's business, financial condition and results of operations. Further, changes in environmental regulations in the future may require the Company to make significant capital expenditures to change methods of disposal of hazardous solvents or otherwise alter aspects of its operations.


     The United States Environmental Production Agency ("EPA") in its October 1992 Preliminary Assessment of the Company's Minnesota facility reported that the Company's predecessor had a 5,000 square foot unlined outdoor waste drum storage area between 1967 and 1981. The EPA's assessment revealed no documented releases from this area. During 1997, the Minnesota Pollution Control Agency ("MPCA") notified the Company that it will be required to complete an initial investigation of possible soil contamination caused by the previous owner of the Minnesota facility. The Company received a proposal from an environmental consultant to perform the investigation requested by the MPCA and has accrued the estimated $10,000 cost of the study. The environmental study has not been completed to determine if a release of hazardous material has occurred, and thus, the Company has not been able to assess if any cleanup on the site is necessary or the estimated total cost of remediation.


     During February 1998, the Company received OSHA reports addressing a number of deficiencies found by inspectors in the Company's production facilities, and assessing fines against the Company totalling $7,950. Management believes that neither the cost of correcting the alleged deficiencies nor the payment of any fines will have a material effect on the operations of the Company. The Company intends to participate with OSHA in a program to limit or correct future deficiencies before fines are assessed.


PROPRIETARY RIGHTS

     The Company currently holds one patent for a Discharge Millhead. The patent on the Discharge Millhead will terminate on April 7, 2013. The Company is developing additional potentially patentable products, including rubber compounds, grinding mill parts, screens and cyclone products and pipe coupling products and closed loop material handling services. Since many of the Company's developments are extensions of existing knowledge, no assurance can be given that patents for either the products or processes being developed will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Further, there can be no assurance competitors have not developed or will not develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around such patents. In addition, whether or not patents are issued, others may hold or receive patents which contain claims having a scope that covers products developed by the Company. Industrial Rubber's proprietary rubber formula is not patentable. While the Company obtains confidentiality agreements from its suppliers and its key employees, competitors could independently develop the formula. Further, litigation to protect either patents or trade secrets, enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, and to defend the Company against claimed infringement may be necessary.



EMPLOYEES
     As of February 20, 1998, Industrial Rubber had 95 employees, all of whom were full-time; 60 were in Minnesota and 35 were in Utah, of whom 76 were in production, seven in sales, two in engineering and design, and ten in executive, administrative and clerical positions. The Company believes that its relations with its employees are excellent, demonstrated by a low turnover rate. The Minnesota production employees are covered by a collective bargaining agreement with the United Steel Workers of America, Local No. 6860-1, which terminates on April 1, 2000. There is no union affiliation at the Utah facility. The Company believes that the representation of the Minnesota production employees by the Union acts to remove a potential barrier to the sale of certain of the Company's products to the taconite mining plants by responding to union contract language that limits out-sourcing of work.


FACILITIES
     The Company owns a 30,000 square foot facility on eight acres of land in the Hibbing Industrial Park, Hibbing, Minnesota. Newly renovated corporate office space occupies approximately 4,000 square feet of this facility, with the remainder dedicated to manufacturing space. Portions of the eight acres of land are used for receiving, storage and sandblasting activities.

     The Company leases a 60,000 square foot facility and a nearby lot in Clearfield, Utah. The current lease agreement runs through July 31, 1998, and the Company has options to renew the lease through July 31, 2001. Approximately 58,000 square feet of the facility are used for manufacturing and approximately 2,000 square feet are used for office space. The nearby lot is used for receiving and storage.


     The facility located in Hibbing, Minnesota, was originally constructed in 1968, and the facility located in Clearfield, Utah, was constructed in the early 1940's. The Company believes that both facilities are in satisfactory condition.



LEGAL PROCEEDINGS
     The Company has been involved from time to time in various legal proceedings arising in the ordinary course of business. There are no pending or threatened proceedings at this time.

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES
     The directors, executive officers and key employees of the Company are as follows:

        NAME                       AGE     POSITION
        -----------------------    ---     ---------------------------------------------
        Daniel O. Burkes            45     President, Chief Executive Officer, Treasurer
                                           and Director
        Nancy J. Burkes             42     Vice President, Secretary, and Director
        Christopher M. Liesmaki     40     Vice President -- Operations
        Richard M. Radovich         54     Vice President -- Engineering
        James A. Skalski            29     Controller

     All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors. Within 90 days of the completion of this Offering, it is anticipated that Nancy J. Burkes will resign as a director and the Board of Directors will be increased to five directors of which three will be outside directors. The Board will establish an Audit Committee, which will review the results and scope of the audit and other services provided by the Company's independent public accountants.

     DANIEL O. BURKES has been President, Chief Executive Officer and Treasurer and a member of the Board of Directors of the Company since he founded it in 1986. He began working in 1975 in the rubber industry and from 1977 until 1986 he was the Sales and Marketing Director of Irathane Systems Incorporated, a wholly owned subsidiary of Illinois Tool Works, Inc.

     NANCY J. BURKES has been a Director, Vice President and Secretary of the Company since its founding in 1986. Mrs. Burkes is married to Daniel O. Burkes, and as indicated above will be resigning as a Director within 90 days after the Offering.

     CHRISTOPHER M. LIESMAKI has been with the Company since 1988 and currently serves as the Company's Vice President -- Operations. He has previously held the positions of Sales Engineer, Quality Assurance Coordinator, Sales and Marketing Manager and General Manager. Prior to coming to the Company, Mr. Liesmaki was a Materials Quality Engineer with Control Data Corporation for eight years. Mr. Liesmaki is married to a sister of Nancy J. Burkes.

     RICHARD M. RADOVICH has been with the Company since 1991 and serves as Vice President -- Engineering. Mr. Radovich is also General Manager of Nelson Roofing Company (see "Certain Transactions"). From 1985 to 1991 he was the General Manager and a Product Engineering Estimator of Irathane Systems Incorporated. Prior to 1985 he worked for 12 years as a Design Engineer with Abe W. Mathews Engineering Company.

     JAMES A. SKALSKI has been with the Company since 1997, and serves as the Company's Controller. Mr. Skalski is a Certified Public Accountant. Before joining the Company, Mr. Skalski taught accounting and computer courses at Mesabi Range Technical College from 1995 to 1997, was controller of Viking Supply from 1993 to 1994 and was an accounting employee at Irathane Systems Incorporated in 1992.


SUMMARY COMPENSATION
     The following table sets forth certain information regarding compensation earned or awarded to the President and Chief Executive Officer and each executive officer of the Company who received annual salary and bonus compensation in excess of $100,000 for 1997 (the "Named Executive Officer").

                           SUMMARY COMPENSATION TABLE



                                         ANNUAL COMPENSATION
                                  ---------------------------------
NAME AND PRINCIPAL POSITION        YEAR       SALARY       BONUS(1)
-------------------------------   ------   -----------   ----------
Daniel O. Burkes,                  1997      $255,216           --
 President, Chief Executive
 Officer and Treasurer

Christopher M. Liesmaki,           1997      $ 70,122      $78,000
 Vice President -- Operations

Richard M. Radovich,               1997      $ 64,320      $50,000
 Vice President -- Engineering




EMPLOYMENT AGREEMENT
     On January 30, 1998, the Company entered into a two-year Employment Agreement with Daniel O. Burkes, President, Chief Executive Officer and Treasurer of the Company, pursuant to which Mr. Burkes is entitled to an initial annual base salary of $255,216 per year and a bonus determined by the Board of Directors. Mr. Burkes is required by the agreement to maintain confidentiality of all Company trade secrets and upon termination of employment will be prohibited from participating in a competing venture for a period of two years. The initial term of the agreement ends on January 30, 2000, unless sooner terminated in accordance with the provisions of the agreement.


STOCK OPTIONS
     On January 30, 1998, the Board of Directors and sole shareholder of the Company adopted the Industrial Rubber Stock Option Plan (the "Plan") in order to provide for the granting of stock purchase options to employees, directors and officers of the Company. The Plan permits the granting of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and also nonqualified stock options which do not meet the requirements of Section 422. The Company has reserved 400,000 shares of its Common Stock for issuance upon exercise of options granted under the Plan. On January 30, 1998, the directors granted five-year incentive stock options to 15 employees of the Company, providing for the purchase of an aggregate 113,600 shares at $4.50 per share. One-fourth of the options become exercisable on January 30, 1999, and an additional one-fourth on January 30 of each of the subsequent three years. The group of employees receiving options included Messrs. Liesmaki and Radovich, who received options to purchase 30,000 shares and 25,000 shares, respectively.

     The Plan also provides for the automatic grant of a non-qualified option to purchase 10,000 shares of Common Stock, which vests over five years, to each non-employee director at the time of his or her initial election to the Board of Directors, and an automatic grant of a non-qualified option to purchase 2,500 shares of Common Stock at the end of each year during which such non-employee serves as a director of the Company. The Plan authorizes the Board of Directors to increase or decrease the 10,000 share and 2,500 share amounts. All such options will be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant.


LIMITATION OF LIABILITY AND INDEMNIFICATION
     The Company's Restated Articles of Incorporation limit the liability of directors in their capacity as directors to the Company or its shareholders to the full extent permitted by Minnesota law. The Articles provide that a director shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, or (iv) for any transaction from which the director derived an improper personal benefit. These provisions do not affect

------------------

(1) Bonus amounts are determined according to the discretion of the Company's Board of Directors and are not determined according to any fixed formula.

the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities law.

     The Restated Bylaws of the Company also provide that the Company will exercise, to the full extent permitted by law, its power of indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                             CERTAIN TRANSACTIONS

     Since August, 1992, the Company has provided certain services to Nelson Roofing, Inc., a corporation owned by Daniel O. Burkes, the sole shareholder of the Company. The services provided included accounting, human resource, management and other miscellaneous services. Under this arrangement, Nelson Roofing, Inc. paid the Company $120,000 in 1995, $73,000 in 1996 and $102,000 in
1997. Effective January 30, 1998, the arrangement with Nelson Roofing, Inc. was formalized under a written agreement continuing the existing arrangement through December 31, 1998, and requiring monthly itemized billing and payment.

     Since January 1997, the Company has rented a home in Utah from Daniel O. Burkes. The home is used as temporary housing for management and other Company employees from the Hibbing facility who are on temporary assignment at the Utah facility. During 1997, the Company paid a total of $61,100 in rent to Mr. Burkes for use of the home. The Company intends to continue this arrangement on a month-to-month basis, as needed.


     During 1996 and 1997, the Company distributed $487,195 and $814,653, respectively, to Daniel O. Burkes, its sole shareholder, in part to enable him to pay income taxes on the Company's earnings due to the Company's status as an S Corporation. Since January 1, 1998, a total of $800,000 has been distributed to Mr. Burkes specifically to enable him to pay income taxes on the Company's 1997 earnings, $125,000 of which was distributed in January 1998 out of working capital and $675,000 of which was distributed on March 25, from the proceeds of a short-term bank loan on that date. See "Dividend Policy and S Corporation Status" and "Use of Proceeds."

     The Company believes that all prior transactions between the Company and its officers, directors or other affiliates of the Company were on terms no less favorable than could have been obtained from unaffiliated third parties on an arm's-length basis. Although the Board lacked sufficient disinterested independent directors to ratify these prior transactions at the time of their initiation, the Company will be adding at least three independent outside directors to its Board within 90 days of completion of this offering. All future transactions, loans and any forgiveness of loans, with directors, officers or stockholders holding more than 5% of the Company's outstanding Common Stock, or affiliates of any such persons, will be made for bona fide business purposes and will be on terms no less favorable than could be obtained from an unaffiliated third party and will be approved by a majority of the independent outside directors who do not have an interest in the transactions and who have access, at the Company's expense, to the Company's independent legal counsel.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of the date of the Prospectus certain information regarding beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all executive officers and directors of the Company as a group. The following information assumes that the named individuals will not be purchasing any Shares in this Offering.

                                              SHARES           PERCENT BEFORE     PERCENT AFTER
NAME AND ADDRESS(1)                     BENEFICIALLY OWNED        OFFERING          OFFERING
------------------------------------   --------------------   ----------------   --------------
Daniel O. Burkes ...................         2,934,000               100%              67.7%
Nancy J. Burkes ....................         2,934,000(2)            100%              67.7%
Christopher M. Liesmaki ............                 0(3)              0%                 0%
Richard Radovich ...................                 0(4)              0%                 0%
All executive officers and directors
 as a group (4 persons) ............         2,934,000               100%              67.7%

------------------
(1) The address of each named individual is 3804 E. 13th Avenue, Hibbing, MN 55746.

(2) Comprised of shares owned by Daniel O. Burkes, Mrs. Burkes' husband.

(3) Does not include 30,000 shares issuable to Mr. Liesmaki pursuant to a stock option granted under the Company's Stock Option Plan, which option is not currently exercisable.

(4) Does not include 25,000 shares issuable to Mr. Radovich pursuant to a stock option granted under the Company's Stock Option Plan, which option is not currently exercisable.


                            DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 25,000,000 shares of capital stock, $.001 par value, of which 5,084,000 shares are Common Stock and 19,916,000 shares are not designated as to terms and preferences.


COMMON STOCK
     The Company has 2,934,000 shares of Common Stock issued and outstanding. The holders of the Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of the Common Stock now outstanding are fully paid and nonassessable.

     The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than 50 percent of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.


UNDESIGNATED STOCK
     Under governing Minnesota law and the Company's Restated Articles of Incorporation, no action by the Company's shareholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the undesignated stock. The Board of Directors is empowered to establish, and to designate the name of each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without shareholder approval, may issue undesignated stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

     The existence of undesignated stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the undesignated shares may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.


MINNESOTA BUSINESS CORPORATION ACT
     Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 or 50%) by an existing shareholder or other person is approved by the holders of a majority of the outstanding voting stock other than shares held by the acquirer (if already a shareholder) and officers and directors who are also employees of the Company, the shares acquired above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the requirements of this Section are not satisfied, the Company may redeem the shares so acquired by the acquirer at their market value.
Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested directors of the issuing corporation.

     Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of any class of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, this section imposes a four-year prohibition from the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuance of stock and various other transactions involving the Company and the interested shareholder or its affiliates.

     In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before the shares are acquired pursuant to the earlier tender offer.

     These statutory provisions could have the effect of delaying or preventing a change in the control of the Company in a transaction or series of transactions not approved by the Board of Directors.


TRANSFER AGENT AND REGISTRAR
     The Transfer Agent and Registrar with respect to the Company's Common Stock is Norwest Bank Minnesota, N.A.

                         SHARES ELIGIBLE FOR FUTURE SALE


     The Company has outstanding 2,934,000 shares of Common Stock. All of the 4,334,000 shares to be outstanding after the Offering will be freely tradeable without restrictions or registration under the Securities Act, except as follows. Of these shares, the 2,934,000 shares owned by the existing shareholder are subject to a lockup agreement pursuant to which the existing shareholder agreed not to offer, sell or otherwise dispose of any of his shares for a period of 12 months after the effective date of this Offering, without the prior written consent of the Underwriter. In addition, these shares are subject to the restrictions of Rule 144 of the Securities Act with respect to the sale of such shares.


     In general, under Rule 144 a person (or persons whose sales are aggregated) who beneficially owns shares acquired privately from the Company or an affiliate of the Company at least one year previously and an affiliate of the Company who beneficially owns shares acquired (whether or not such shares were acquired privately) from the Company or an affiliate of the Company at least one year previously, are entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the filing of notice with the Commission in connection with such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale and who beneficially owns shares acquired from the Company or an affiliate of the Company at least two years previously is entitled to sell all such shares under Rule 144 without regard to any of the limitations of the Rule.

     The Company cannot predict the effect, if any, that sales of the securities subject to the previously described lockup or Rule 144 restrictions or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including resale of the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                  UNDERWRITING


     The Company has entered into an Underwriting Agreement with R.J. Steichen & Company (the "Underwriter") pursuant to which the Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the 1,400,000 Shares of Common Stock offered hereby. The Underwriting Agreement provides that the Underwriter will be obligated to purchase all of the 1,400,000 Shares offered hereby, if any are purchased.





    The Underwriter proposes to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of $________ per share. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $________ per share to certain other brokers and dealers. After the initial public offering, the Price to Public, concession and reallowance may be changed by the Underwriter. Additionally, the Company has agreed to pay the Underwriter a nonaccountable expense allowance equal to 2% of the aggregate public offering price. The Company has paid the Underwriter $10,000 as an advance against this nonaccountable expense allowance.



     The Company has granted the Underwriter an option exercisable within 45 days after the effective date of the Registration Statement of which this Prospectus is a part, to purchase up to an additional 210,000 shares of Common Stock at the Price to Public, less the Underwriting Discount shown on the cover page of this Prospectus. The Underwriter may exercise such option only for the purpose of covering any overallotments in the sale of the Shares of Common Stock offered hereby.



      The Company has agreed to sell to the Underwriter, for nominal consideration, a warrant to purchase up to 140,000 shares of Common Stock (the "Underwriter's Warrant"). The Underwriter's Warrant may be exercised in whole or in part commencing twelve months after the effective date of the Registration Statement of which this Prospectus is a part and for a period of four years thereafter, at an exercise price equal to 120% of the Price to Public. The Underwriter's Warrant may not be transferred, sold, assigned or hypothecated for a period of one year from the effective date of this Offering other than by will or pursuant to operation of law, except to persons who are officers and shareholders of the Underwriter. The Underwriter's Warrant contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events, and contains customary demand and participatory registration rights with respect to the underlying shares of Common Stock. Any profits realized by the Underwriter upon the sale of such warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.



     The Underwriter has informed the Company that it does not intend to confirm sales to any account over which it exercises discretionary authority.



     The Underwriting Agreement provides for reciprocal indemnification between the Company, the Underwriter and its controlling persons against civil liabilities in connection with the Offering, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     The sole shareholder of the Company, who owns 2,934,000 shares of Common Stock, has agreed that he will not, without the prior consent of the Underwriter, publicly offer, sell or grant any option to sell any securities of the Company in the open market or otherwise for a period of twelve months from the effective date of this Offering.

     In order to facilitate the offering of Common Stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriter may overallot Common Stock in connection with the offering, creating a short position in the Common Stock for its own account. In addition, to cover overallotments or to stabilize the price of Common Stock, the Underwriter may bid for, and purchase, shares of Common Stock in the open market. The Underwriter may also reclaim selling concessions allowed to a dealer for distributing Common Stock in the Offering, if the Underwriter repurchases previously distributed Common Stock in transactions to cover its short position, in stabilization transactions or otherwise. Finally, the Underwriter may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     Prior to this Offering there has been no public trading market for the Common Stock. The initial public offering price of the Shares has been determined by negotiations between the Company and the Underwriter and bears no relation to the Company's current earnings, book value, net worth or financial statement criteria of value. In determining such offering price, the Company and the Underwriter considered a number of factors, including the requirements of the Nasdaq Stock Market, Inc., price to earnings ratios of certain manufacturing companies whose stock is publicly traded and the proportion of the Common Stock to be sold to the public versus the proportion of the Common Stock to be retained by the Company's principal shareholder.

     The foregoing is a brief summary of the provisions of the Underwriting Agreement and the Underwriter's Warrant and does not purport to be a complete statement of their terms and conditions. A form of the Underwriting Agreement, including a form of the Underwriter's Warrant, has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.





                                  LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Johnson, Killen, Thibodeau & Seiler, P.A. and Lommen, Nelson, Cole & Stageberg, P.A. Certain legal matters for the Underwriter will be passed upon by Fredrikson & Byron, P.A.



                                     EXPERTS

     The audited financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by McGladrey & Pullen LLP independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

     Prior to this Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934. The Company has filed with the Washington, D.C. office of the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the sale of the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, or at one of the Commission's regional offices located at: Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any part of such material may be obtained upon payment of the prescribed fees from the Public Reference Section of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

     The Company intends to distribute to its shareholders annual reports containing audited financial statements and interim reports containing unaudited financial statements.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                 PAGE
                                                                                NUMBER
                                                                                ------
Independent auditor's report ................................................     F-2
Balance sheets as of December 31, 1996 and 1997 .............................     F-3
Statements of income for the years ended December 31, 1996 and 1997 .........     F-4
Statements of stockholder's equity for the years ended December 31, 1996
 and 1997 ...................................................................     F-5
Statements of cash flows for the years ended December 31, 1996 and 1997 .....     F-6
Notes to financial statements ...............................................     F-7

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Industrial Rubber Products, Inc.
Hibbing, Minnesota

     We have audited the accompanying balance sheets of Industrial Rubber Products, Inc. (formerly Industrial Rubber Applicators, Inc.) as of December 31, 1996 and 1997, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industrial Rubber Products, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                        McGLADREY & PULLEN, LLP


Duluth, Minnesota
January 30, 1998

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997

                                                                                        1997
                                                                            ----------------------------
                                                                                             PRO FORMA
                                                                 1996           ACTUAL        (NOTE 6)
                                                             ------------   -------------   ------------
                          ASSETS (NOTE 4)
Current Assets
 Cash ....................................................   $   39,261      $  132,344     $  132,344
 Trade receivables .......................................    1,220,933       2,282,637      2,282,637
 Due to related parties (Note 9) .........................       32,500              --             --
 Inventories (Note 3) ....................................      605,133         840,363        840,363
 Prepaid expenses ........................................       45,920          53,367         53,367
                                                             ----------      ----------     ----------
  TOTAL CURRENT ASSETS ...................................    1,943,747       3,308,711      3,308,711
                                                             ----------      ----------     ----------
Cash Value of Life Insurance .............................      120,131         122,780        122,780
                                                             ----------      ----------     ----------
Property and Equipment, at cost
 Land ....................................................       10,000          10,000         10,000
 Buildings ...............................................      223,282         518,741        518,741
 Automotive equipment ....................................      233,931         339,481        339,481
 Machinery and equipment .................................    1,492,870       1,709,134      1,709,134
                                                             ----------      ----------     ----------
                                                              1,960,083       2,577,356      2,577,356
 Less accumulated depreciation ...........................      684,712       1,059,263      1,059,263
                                                             ----------      ----------     ----------
                                                              1,275,371       1,518,093      1,518,093
                                                             ----------      ----------     ----------
                                                             $3,339,249      $4,949,584     $4,949,584
                                                             ==========      ==========     ==========

                       LIABILITIESAND STOCKHOLDER'S EQUITY
Current Liabilities
 Bank note payable (Note 4) ..............................   $  890,000      $1,135,000     $1,935,000
 Current maturities of long-term debt (Note 5) ...........      954,634         218,861        218,861
 Due to related party (Note 9) ...........................           --         106,825        106,825
 Accounts payable ........................................      668,957         674,144        674,144
 Accrued expenses ........................................      228,350         399,850        399,850
                                                             ----------      ----------     ----------
  TOTAL CURRENT LIABILITIES ..............................    2,741,941       2,534,680      3,334,680
                                                             ----------      ----------     ----------
Long-term Debt, less current maturities (Note 5) .........      240,613         171,095        171,095
                                                             ----------      ----------     ----------
Commitments and Contingencies (Notes 6, 7 and 11)


Stockholder's Equity (Note 6 )
 Common stock, $.001 par value; authorized
  25,000,000 shares; issued 2,934,000 shares .............       38,604           2,934          2,934
 Additional paid-in capital ..............................      108,146         143,816      1,222,816
 Retained earnings .......................................      209,945       2,097,059        218,059
                                                             ----------      ----------     ----------
                                                                356,695       2,243,809      1,443,809
                                                             ----------      ----------     ----------
                                                             $3,339,249      $4,949,584     $4,949,584
                                                             ==========      ==========     ==========


                       INDUSTRIAL RUBBER PRODUCTS, INC.

                             STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                               1996            1997
                                                          -------------   --------------
Net Sales (Note 2) ....................................    $6,309,775      $14,421,359
Cost of Sales .........................................     4,776,634        9,947,870
                                                           ----------      -----------
  GROSS PROFIT ........................................     1,533,141        4,473,489
Selling, general and administrative expenses ..........     1,122,968        1,664,611
                                                           ----------      -----------
  OPERATING INCOME ....................................       410,173        2,808,878
                                                           ----------      -----------
Nonoperating Income (Expense)
 Interest income ......................................           166            3,620
 Interest expense .....................................       (90,554)        (110,731)
                                                           ----------      -----------
                                                              (90,338)        (107,111)
                                                           ----------      -----------
  NET INCOME ..........................................    $  319,785      $ 2,701,767
                                                           ==========      ===========

Pro Forma Information (Note 7)
 Income before income taxes ...........................                    $ 2,701,767
 Provision for income taxes ...........................                      1,038,000
                                                                           -----------
  NET INCOME ..........................................                    $ 1,663,767
                                                                           ===========
 Basic earnings per share .............................                    $      0.54
                                                                           ===========
 Weighted average shares outstanding ..................                      3,087,600



                       See Notes to Financial Statements.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                          COMMON STOCK            ADDITIONAL                        TOTAL
                                   ---------------------------      PAID-IN         RETAINED     STOCKHOLDER'S
                                      SHARES         AMOUNT         CAPITAL         EARNINGS        EQUITY
                                   ------------   ------------   ------------    -------------   --------------
Balance, December 31, 1995 .....       36,880      $  38,604       $108,146      $  377,355       $  524,105
 Net income ....................           --             --             --         319,785          319,785
 Dividends on common stock......           --             --             --        (487,195)        (487,195)
                                       ------      ---------       --------      ----------       ----------
Balance, December 31, 1996 .....       36,880         38,604        108,146         209,945          356,695
 Issuance of additional shares
  and transfer to adjust
  common stock to authorized
  par value
  as a result of stock split
  (Note 6) .....................    2,897,120        (35,670)        35,670              --               --
 Net income ....................           --             --             --       2,701,767        2,701,767
 Dividends on common stock......           --             --             --        (814,653)        (814,653)
                                    ---------      ---------       --------      ----------       ----------
Balance, December 31, 1997 .....    2,934,000      $   2,934       $143,816      $2,097,059       $2,243,809
                                    =========      =========       ========      ==========       ==========

                       See Notes to Financial Statements.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                                            1996              1997
                                                                      ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income .......................................................    $    319,785      $  2,701,767
 Adjustments to reconcile net income to net cash provided
  by (used in) operating activities:
   Depreciation ...................................................         248,238           374,551
   Changes in working capital components: .........................
    Increase in receivables .......................................        (750,577)       (1,164,704)
    Increase in inventories .......................................        (443,638)         (235,230)
    (Increase) decrease in prepaid expenses .......................           9,903            (7,447)
    Increase in accounts payable and accrued expenses .............         598,363           176,687
                                                                       ------------      ------------
      Net cash provided by (used in) operating activities .........         (17,926)        1,845,624
                                                                       ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment ...............................      (1,125,634)         (617,273)
 Repayment of advance to stockholder ..............................         103,400                --
 Receipts from (advances to) related party ........................         (32,500)           32,500
 Increase in cash value of life insurance .........................          (7,123)           (2,649)
                                                                       ------------      ------------
      Net cash used in investing activities .......................      (1,061,857)         (587,422)
                                                                       ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net proceeds on short-term borrowings ............................         465,000           245,000
 Proceeds from long-term borrowings ...............................       1,250,000            20,000
 Principal payments on long-term borrowings .......................        (186,599)         (825,291)
 Dividends paid on common stock ...................................        (487,195)         (711,653)
 Advances from related party ......................................              --           106,825
 Other ............................................................          (3,644)               --
                                                                       ------------      ------------
      Net cash provided by (used in) financing activities .........       1,037,562        (1,165,119)
                                                                       ------------      ------------
      Net increase (decrease) in cash .............................         (42,221)           93,083
Cash:
 Beginning ........................................................          81,482            39,261
                                                                       ------------      ------------
 Ending ...........................................................    $     39,261      $    132,344
                                                                       ============      ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash payments for interest .......................................    $    102,210      $    111,430
                                                                       ============      ============

                       See Notes to Financial Statements.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS
     The Company's operations consist primarily of vulcanizing rubber and applying urethane (for corrosion and abrasion resistant purposes) to pipes, pumps, launders, etc. that are used in the mining industry in Northern Minnesota and Utah. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers. The Company's Utah operations commenced in August 1996. Approximately 22 percent and 70 percent of net sales resulted from the Utah operations for the years ended December 31, 1996 and 1997, respectively.

     During 1998 the Company changed its name to Industrial Rubber Products, Inc., from Industrial Rubber Applicators, Inc.

     A summary of the Company's significant accounting policies follows:

     CASH
     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     TRADE RECEIVABLES
     The Company charges bad debts to expense in the year they are deemed uncollectible. It is the opinion of management that, based on prior bad debt experience and the status of current receivables, an allowance for doubtful accounts is not necessary.

     INVENTORIES
     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

     PROPERTY AND EQUIPMENT
     Property and equipment is stated at cost. Depreciation is computed as follows:

                                             YEARS        METHOD
                                            -------   --------------

       Buildings ........................   19-39      Straight-line
       Automotive equipment .............    3-5        Accelerated
       Machinery and equipment ..........    5-7        Accelerated

     INCOME TAXES
     The Company, with the consent of its stockholder, has elected to be taxed under sections of the federal and state income tax laws, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal and state income taxes. The State of Utah requires the Company to deposit on behalf of the stockholder income taxes for which the stockholder receives a credit on his personal income tax return. Total state income taxes paid or payable on behalf of the stockholder amounted to $8,000 and $103,000 for the years ended December 31, 1996 and 1997, respectively. (See Note 7.)

     The Company pays dividends annually to enable the stockholder to pay his individual income taxes on the Company's taxable income.

     ADVERTISING COSTS
     The Company follows the policy of charging the costs of advertising to expense as incurred. For the years ended December 31, 1996 and 1997, advertising expense totaled $16,699 and $22,450, respectively.

     REVENUE RECOGNITION
     The Company recognizes revenue upon shipment of product. Returns and allowances are recorded in the period the need for such is identified.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amount of current assets and liabilities approximates fair value because of the short maturity of those instruments. The carrying amount of long-term debt approximates fair value since interest rates fluctuate with the prime rate.


     EARNINGS PER SHARE
     Earnings per share are computed based upon the weighted average number of shares outstanding during the period, and assume the issuance of sufficient shares at $5.00 per share to provide net proceeds, after estimated aggregate offering expenses and underwriting discount, to repay short-term bank debt of $675,000 incurred to make an S Corporation distribution to the existing shareholder. (See Note 6.) The Company will be required to present dilutive earnings per share in the future as a result of the option plan discussed in
Note 6.


     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENT ACCOUNTING PRONOUNCEMENTS
     In June 1997, the FASB issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the major countries in which the entity holds assets and reports revenue.


NOTE 2. MAJOR CUSTOMERS
     Net sales for the years ended December 31, 1996 and 1997 include sales to several major customers, each of which accounted for 10 percent or more of net sales:

                            AMOUNT OF NET SALES
                          YEAR ENDED DECEMBER 31,
                       ------------------------------
CUSTOMER                    1996            1997
--------               -------------   --------------

Customer A .........    $1,417,656     $8,094,517
Customer B .........     1,043,089          *
Customer C .........       680,228          *
                        ----------     ----------

------------------
*The net sales to these customers was under 10 percent of net sales for the year ended December 31, 1997.

     Trade receivable balance due from Customer A as of December 31, 1997 amounted to approximately $420,000.

     The Company has a trade receivable from a customer amounting to approximately $1,168,000 as of December 31, 1997, of which $594,000 is due from sales to the customer and $574,000 is due for the purchase of steel pipe.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3. INVENTORIES
     Inventories consist of the following as of December 31, 1996 and 1997:

                                                                1996          1997
                                                            -----------   -----------
Raw materials ...........................................    $542,410      $538,330
Work in process .........................................      48,443       255,937
                                                             --------      --------
                                                              590,853       794,267
Raw materials purchased on behalf of customers ..........      14,280        46,096
                                                             --------      --------
                                                             $605,133      $840,363
                                                             ========      ========

     The Company incurs costs on behalf of its customers for the purchase of pipes, pumps, launders, etc. and is reimbursed for these costs by the customers. The Company does not receive a commission or recognize gross profit upon sale of these components, and therefore, net sales and cost of sales in the statements of income do not include amounts for sales and purchases of components.


NOTE 4. NOTE PAYABLE
     The Company has a $1,500,000 bank line of credit for working capital financing which is due on demand. Advances under the line of credit are subject to a borrowing base of eligible trade receivables and inventories, as defined in the agreement. The line of credit is collateralized by trade receivables, inventories, equipment, assignment of a life insurance policy, and is personally guaranteed by the stockholder. Interest is payable monthly at the bank's prime rate (9.5% at December 31, 1997).

     Among other things, the agreement requires the Company to:

    a. Maintain a ratio of total liabilities to tangible net worth of less than 3 to 1.

    b.  Maintain a current ratio of at least 1.2 to 1.

    c. Maintain a ratio of traditional cash flow to current maturities of long-term debt of at least 1.5 to 1.

    d. Refrain from declaring or paying dividends in excess of 50% of after tax net income.

     The Company has received a waiver from the bank of certain of the above requirements in conjunction with the proposed initial public offering discussed in Note 6.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5. LONG-TERM DEBT

     A summary of long-term debt as of December 31, 1996 and 1997 is as follows:

                                                                           1996           1997
                                                                        ----------     -----------
Note payable bank, due in monthly installments of $20,090 including interest at the bank's prime rate (9.5% at December 31, 1997) to
 August l999, at which time the remaining balance is due. The note is
 subject to the same collateral and covenants as described in Note 4.   $ 946,350       $370,594

Note payable bank, due in monthly installments of $2,580 including interest at the bank's prime rate to August 2001. The note was
 repaid in full during 1997. ........................................     248,897             --
Other note payable due in November 2002 .............................          --         19,362
                                                                        ---------       --------
                                                                        1,195,247        389,956
Less current maturities .............................................     954,634        218,861
                                                                        ---------       --------
                                                                        $ 240,613       $171,095
                                                                        =========       ========

     Aggregate maturities required on long-term debt as of December 31, 1997 are as follows:

     DECEMBER 31,                 AMOUNT
     ------------               ----------
     1998 ...................    $218,861
     1999 ...................     159,414
     2000 ...................       4,016
     2001 ...................       4,139
     2002 ...................       3,526
                                 --------
                                 $389,956
                                 ========


NOTE 6. STOCKHOLDER'S EQUITY

     In January 1998, the Company amended its Articles of Incorporation to increase the number of authorized shares of stock to 25,000,000 and declared a stock split so that 2,934,000 shares of common stock are outstanding. The stock split has been retroactively reflected in the accompanying financial statements.


     During 1997 the Company commenced activity to accomplish an initial public offering (IPO) of its common stock. The Company intends to sell approximately 1,400,000 shares of common stock (excluding the underwriters' over allotment option to purchase an additional 210,000 shares of common stock) at a proposed offering price of approximately $5.00 per share. Under the terms of the agreement the Company has agreed to sell to the Underwriter a warrant to purchase a number of shares equal to 10% of the shares sold by the Company in the offering. The warrant may not be exercised during the first year after the effective date of the offering and is exercisable during a period of four years thereafter at a price equal to 120% of the public offering price.


     On January 30, 1998, the Company adopted the 1998 Stock Option Plan to provide for the granting of stock options to employees, directors and officers of the Company. The number of shares issued pursuant to the options granted shall not exceed 400,000 shares, of which 113,600 were granted to employees concurrent with the adoption of the plan. Options are exercisable at the fair market value at the date of grant and expire five years after grant. As permitted under generally accepted accounting principles, management anticipates that grants under the plan will be accounted for following the provisions of APB Opinion No. 25 and its related interpretations.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6. STOCKHOLDER'S EQUITY (CONTINUED)


     The Company intends to make distributions totaling approximately $800,000 subsequent to year end, of which $125,000 was paid in January 1998, to enable the shareholder to pay income taxes on the related 1997 income of the Company. The accompanying pro forma balance sheet reflects an anticipated distribution of $800,000, which is assumed to be funded with additional short-term bank debt. The Company estimates that approximately $675,000 of the proceeds from the IPO will be used to repay the short-term bank debt. In addition, the pro forma balance sheet reflects the reclassification of undistributed earnings of approximately $1,079,000 applicable to the Company's S Corporation status from retained earnings to additional paid-in capital upon the termination of the S Corporation election. Additional distributions to the shareholder may be necessary in an amount sufficient to discharge the shareholder's actual tax liability on the 1998 income of the Company through the termination of the S Corporation election. (See Note 7.)



NOTE 7. INCOME TAXES

     The Company has been taxed as an corporation since January 1989. As an S corporation, the Company generally is not responsible for income taxes; instead, the stockholder is taxed on the Company's taxable income.

     As described in Note 6, the Company has a pending public offering for the sale of common stock. Upon closing of the offering, the Company's status as an S corporation will be terminated and, accordingly, the Company will be subject to federal and state income taxes from the date of termination of the S election. In addition, the Company may be required to recognize deferred taxes for cumulative temporary difference between financial reporting and income tax reporting. Such deferred tax will be based on the cumulative temporary difference at the date of the termination of the S corporation election. If the termination of the S corporation status occurred at December 31, 1997, a deferred tax asset of approximately $14,700 would result.

     Pro forma income taxes represent the estimated income taxes that would have been reported had the Company filed federal and state income tax returns under the asset and liability method of accounting.

     The following summarizes the pro forma provision for income taxes:

YEAR ENDED DECEMBER 31,           1996           1997
-----------------------       -----------     ----------

Federal:
  Current .................    $122,300       $  873,300
  Deferred ................      (3,900)          (2,150)
                               --------       ----------
                                118,400          871,150
State:
  Current .................      28,100          167,400
  Deferred ................      (1,200)            (550)
                               --------       ----------
                                 26,900          166,850
                               --------       ----------
   Total ..................    $145,300       $1,038,000
                               ========       ==========

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7. INCOME TAXES (CONTINUED)

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

       YEAR ENDED DECEMBER 31,                                          1996            1997
       -----------------------                                       -----------    ------------
       Computed "expected" tax expense ...........................    $111,900       $  945,600
       Increase (decrease) in income taxes resulting from:
         State income taxes, net of federal tax benefit ..........      17,800          110,100
         Other nondeductible expenses ............................      18,800            9,300
         Benefit of income taxed at lower rates ..................      (3,200)         (27,000)
                                                                      --------       ----------
          Total ..................................................    $145,300       $1,038,000
                                                                      ========       ==========

     Temporary differences that give rise to deferred tax assets relate to capitalized inventory costs and accrued liabilities not currently deductible and amounted to $14,700 as of December 31, 1997.


NOTE 8. RETIREMENT PLAN
     The Company has a Salary Savings Plan and Trust (401(k)) which covers substantially all employees of the Company. The plan provides for contributions in such amounts as the Board of Directors may annually determine. Company contributions for 1996 and 1997 were $27,838 and $49,165, respectively.


NOTE 9. RELATED COMPANY TRANSACTIONS
     The Company has a receivable of $32,500 as of December 31, 1996 from Nelson Roofing, Inc., a company owned by the stockholder of the Company. The Company has a payable of $106,825 to Nelson Roofing, Inc. as of December 31, 1997. The Company provides management and administrative services for Nelson Roofing, Inc. and receives a management fee for such services. Management fees received from Nelson Roofing, Inc. amounted to approximately $73,000 in 1996 and $102,000 in 1997. On January 30, 1998, the Company entered into a formal agreement with Nelson Roofing, Inc. to provide management and administrative services through December 31, 1998. Management fees are based upon actual employee cost plus overhead. The Company paid $9,243 in 1997 to Nelson Roofing, Inc. for construction services.

     During 1997 the Company rented a house in Utah owned by the stockholder on a month to month basis. Total rent paid to the stockholder amounted to $61,100 in 1997.

     The Company rented warehouse space from a company owned by the stockholder which amounted to $12,600 in 1996 and $6,700 in 1997.

     On January 30, 1998, the Company entered into a two-year employment agreement with its president. Under the agreement, the president will receive a base salary of $255,216 and a bonus as determined by the Board of Directors. The agreement contains certain noncompetition provisions.


NOTE 10. OPERATING LEASES
     The Company leases its Utah production facility under the terms of an operating lease expiring July 30, 1998. Lease payments amount to $13,000 per month at December 31, 1997. The Company has renewal options for another six-month period and three successive one-year periods. The lease provides that the Company pay all utilities, and property taxes and insurance over certain amounts. The Company also leases equipment on a short-term basis.

     Total rent expense, including rent paid to related parties, amounted to approximately $106,000 in 1996 and $282,000 in 1997.

                        INDUSTRIAL RUBBER PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 11. ENVIRONMENTAL CLEANUP OBLIGATION


     During 1997, the Minnesota Pollution Control Agency ("MPCA") notified the Company that it will be required to complete an initial investigation of possible soil contamination caused by the previous owner at its Hibbing, Minnesota site. The Company received a proposal from an environmental consultant to perform the investigation requested by the MPCA and has accrued the estimated $10,000 cost of the study. The environmental study has not been completed to determine if a release of hazardous material has occurred, and thus, the Company has not been able to assess if any cleanup on the site is necessary or the estimated total cost of remediation.

[PHOTO]
Caption:  PRODUCTION AREA
Hibbing, Minnesota

Narrative Description: Photograph shows two workers on an industrial shop floor surrounded by several pieces of steel pipe ranging in diameter from 18 inches to three feet and by pieces of rubber used to coat pipes and other products produced by the Company. One of the workers is working on a flat surface approximately 50 feet in length and six feet in width on which a coil of rubber has been stretched out.



[PHOTO]
Caption:  COMPLETED RUBBER LINED PIPE

Narrative Description: Photograph shows the flanged ends of three pieces of rubber lined pipe approximately three feet in diameter. The pipe rests on steel beams above the floor of the facility, above other partially obscured lengths of pipe lying beneath.



[PHOTO]
Caption:  10 FT. X 64 FT.
AUTOCLAVE

Narrative Description: Indoor photograph shows a worker standing inside an approximately ten-foot diameter steel pipe. The entrance to the chamber has teeth to facilitate closure and sealing.



[PHOTO]
Caption:  PRE-VULCANIZED PIPE

Narrative Description: Photograph shows worker between two pieces of rubber-coated pipe of approximately five feet in diameter. The pipe pieces have flanges attached and are placed on the floor of the production facility.



[PHOTO]
Caption:  PATENTED RUBBER LINED
DISCHARGE MILLHEAD

Narrative Description: Outdoor photograph shows worker examining an approximately 25 foot diameter black rubber-coated millhead in six pieces.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                        ---------------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                   ---
Prospectus Summary ...............................    3
Summary Financial Data ...........................    4
Risk Factors .....................................    5
Use of Proceeds ..................................   10
Dividend Policy and S Corporation Status .........   11
Dilution .........................................   12
Capitalization ...................................   13
Selected Financial Data ..........................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations .....................................   15
Business .........................................   19
Management .......................................   29
Certain Transactions .............................   31
Principal Shareholders ...........................   32
Description of Securities ........................   32
Shares Eligible for Future Sale ..................   34
Underwriting .....................................   35
Legal Matters ....................................   36
Experts ..........................................   36
Available Information ............................   37
Index to Financial Statements ....................  F-1


                        ---------------------------------

Until ____________ , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                                1,400,000 SHARES





                                INDUSTRIAL RUBBER
                                 PRODUCTS, INC.



                                  COMMON STOCK




                              --------------------
                                   PROSPECTUS
                              --------------------



                            [LOGO] R J STEICHEN & CO



                                             , 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VI of the Bylaws of the Company provides that the Company will indemnify any person against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement if the person was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that the person was a director, officer, or agent of the Company, as fully as may be permitted from time to time by the statutes and decision of law of the State of Minnesota or by any other provision of law. Under the provisions of the Minnesota Business Corporation Act (the "MBCA"), present and former officers and directors are indemnified against such liabilities and expenses if the person (i) acted in good faith; (ii) received no improper personal benefits; (iii) had, in the case of a criminal proceeding, no reasonable cause to believe the conduct was unlawful; and (iv) reasonably believed the conduct was in the best interest of the corporation, or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interest of the corporation. The MBCA also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under provisions of the MBCA. Article VI of the Bylaws contains certain other provisions regarding indemnification.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         NASD Fee ...............................................     $  1,305
        *NASDAQ SmallCap Market Fee .............................        9,500
         Registration Fee .......................................        2,375
        *Printing Expenses ......................................       20,000
        *Legal Fees and Expenses ................................       95,000
        *Accounting Fees and Expenses ...........................       35,000
        *Blue Sky Fees and Expenses .............................       15,000
        *Transfer Agent Fees and Expenses .......................        7,500
        *Underwriter's Nonaccountable Expense Allowance .........      140,000
        *Miscellaneous ..........................................       14,320
                                                                      --------
          Total .................................................     $340,000
                                                                      ========

------------------
*Estimated


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     None.


ITEM 27. EXHIBITS



 EXHIBIT NO.                                       DESCRIPTION
------------    --------------------------------------------------------------------------------
  1.1           Form of Underwriting Agreement*
  3.1           Restated Articles of Incorporation of the Registrant*
  3.2           Restated Bylaws of the Registrant*
  4.1           Specimen Stock Certificate*
  5.1           Opinion and Consent of Johnson, Killen, Thibodeau & Seiler, P.A.
 10.1           Employment Agreement between the Company and Daniel O. Burkes*
 10.2           Management Contract between the Company and Nelson Roofing, Inc.*
 10.3           Real Estate Lease between the Company and Freeport Center Associates, as amended*
 10.4           Labor Agreement between the Company and United Steelworkers of America*
 10.5           Stock Option Plan, including specimen Stock Option Agreement*



 EXHIBIT NO.                                      DESCRIPTION
-------------   -------------------------------------------------------------------------------
  10.6          Restated Term Loan and Credit Agreement with Norwest Bank Minnesota North,
                National Association
  10.7          Waiver Letter from Norwest Bank dated February 13, 1998
  23.1          Consent of Johnson, Killen, Thibodeau & Seiler, P.A. (included in Exhibit 5.1)
  23.2          Consent of Lommen, Nelson, Cole & Stageberg, P.A.*
  23.3          Consent of McGladrey & Pullen, LLP
  27.1          Financial Data Schedule

-------------
* Previously filed.



ITEM 28. UNDERTAKINGS.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Hibbing and State of Minnesota on March 27, 1998.



                        INDUSTRIAL RUBBER PRODUCTS, INC.


                                        By: /s/ DANIEL O. BURKES
                                            ------------------------------------
                                            DANIEL O. BURKES


                                Daniel O. Burkes

                     President/Principal Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


           SIGNATURE                           TITLE                             DATE
------------------------------    --------------------------------------   -----------------

     /S/ DANIEL O. BURKES         President, Treasurer and Director        March 27, 1998
------------------------------    (Principal Executive Officer)
       Daniel O. Burkes           (Principal Financial Officer)


     /S/ NANCY J. BURKES          Vice President, Secretary and Director   March 27, 1998
------------------------------
        Nancy J. Burkes



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                        INDUSTRIAL RUBBER PRODUCTS, INC.
                           EXHIBIT INDEX TO FORM SB-2


EXHIBIT
   NO.     EXHIBITS
--------   ---------------------------------------------------------------------

 1.1       Form of Underwriting Agreement*

 3.1       Restated Articles of Incorporation of the Registrant*

 3.2       Restated Bylaws of the Registrant*

 4.1       Specimen Stock Certificate*

 5.1       Opinion and Consent of Johnson, Killen, Thibodeau & Seiler, P.A.

10.1       Employment Agreement between the Company and Daniel O. Burkes*

10.2       Management Contract between the Company and Nelson Roofing, Inc.*

10.3 Real Estate Lease between the Company and Freeport Center Associates, as amended*

10.4       Labor Agreement between the Company and United Steelworkers of
           America*

10.5       Stock Option Plan, including specimen Stock Option Agreement*

10.6 Restated Term Loan and Credit Agreement with Norwest Bank Minnesota North, National Association

10.7       Waiver Letter from Norwest Bank dated February 13, 1998

23.1       Consent of Johnson, Killen, Thibodeau & Seiler, P.A. (included in
           Exhibit 5.1)

23.2       Consent of Lommen, Nelson, Cole & Stageberg, P.A.*

23.3       Consent of McGladrey & Pullen, LLP

27.1       Financial Data Schedule

-------------
* Previously filed.